QuickLinks -- Click here to rapidly navigate through this document

Filed Pursuant to Rule 424(b)(5)
File Number 333-012592

P R O S P E C T U S   S U P P L E M E N T
(To Prospectus dated October 2, 2000)

$1,000,000,000
Unilever Capital Corporation

5.90% Senior Notes due 2032

Payment of Principal, Premium, if any, and Interest Guaranteed Jointly and Severally by

Unilever N.V., Unilever PLC
and Unilever United States, Inc.

        Unilever Capital Corporation will pay interest on the Notes on May 15 and November 15 of each year, commencing May 15, 2003. The Notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

        Unilever Capital Corporation may redeem the Notes in whole or in part at any time at the redemption price described in this prospectus supplement plus accrued interest. See "Description of the Notes."

        Application has been made to list the Notes on the Luxembourg Stock Exchange in accordance with its rules.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	98.959%	$989,590,000
Underwriting Discount(1)	0.875%	$8,750,000
Proceeds to Unilever Capital Corporation	98.084%	$980,840,000

(1)
See "Underwriting."

        The initial public offering price set forth above does not include accrued interest, if any. Interest on the Notes will accrue from November 12, 2002 and must be paid by the purchaser if the Notes are delivered after November 12, 2002.

        The underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company on November 12, 2002.

Joint Lead Underwriters and Joint Bookrunners

JPMorgan	Salomon Smith Barney

ABN AMRO Incorporated
BNP PARIBAS
Deutsche Bank Securities
Goldman, Sachs & Co.
HSBC
Mizuho International plc
Morgan Stanley
UBS Warburg

Prospectus Supplement dated November 4, 2002.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference into this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

Prospectus Supplement
About this Prospectus Supplement	S-3
Where You Can Find More Information About Us	S-4
Exchange Rates	S-5
Forward-Looking and Cautionary Statements	S-6
Unilever Group	S-7
• Unilever N.V. and Unilever PLC	S-7
• Unilever Capital Corporation	S-11
• Unilever United States, Inc.	S-12
Use of Proceeds	S-13
Capitalization	S-14
Selected Historical Financial Information	S-17
Description of the Notes	S-19
Taxation	S-24
Underwriting	S-29
Legal Matters	S-32
General Information	S-32
Prospectus
Enforcement of Civil Liabilities Against Foreign Persons	4
Where You Can Find More Information About Us.	4
Forward-Looking and Cautionary Statements	5
Unilever Group	6
Unilever Capital Corporation	9
Unilever United States, Inc.	10
Ratios of Earnings to Fixed Charges	10
Use of Proceeds	11
Description of Debt Securities and Guarantees	11
Taxation	24
Description of Unilever N.V. Share Capital	36
Unity of Unilever N.V. and Unilever PLC	41
Plan of Distribution	44
Legal Matters	46
Experts	46

        We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus supplement.

        The distribution of this prospectus supplement and prospectus and the offering of the Notes in certain jurisdictions may be restricted by law. This prospectus supplement and prospectus do not constitute an offer, or an invitation on our behalf or on behalf of the underwriters or any of them to subscribe to or purchase, any of the Notes, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See "Underwriting."

        The prospectus supplement and the prospectus include particulars given in compliance with the rules governing the listing of securities on the Luxembourg Stock Exchange for the purpose of giving information with regard to us. Unilever Capital Corporation as issuer and each of Unilever N.V., Unilever PLC and Unilever United States, Inc. (Unilever U.S.) as guarantors accept full responsibility for the accuracy of the information contained in this prospectus supplement, the prospectus and the documents incorporated by reference herein and confirm, having made all reasonable inquiries, that to the best of our knowledge and belief there are no other facts the omission of which would make any statement herein and in the documents incorporated by reference misleading in any material respect.

        We cannot guarantee that listing will be obtained on the Luxembourg Stock Exchange. Inquiries regarding our listing status on the Luxembourg Stock Exchange should be directed to our Luxembourg listing agent, Deutsche Bank Luxembourg S.A., Boulevard F.D. Roosevelt 14, L-2450, Luxembourg.

        Unilever N.V. and Unilever PLC and their group companies are together referred to in this prospectus as "Unilever," the "Unilever Group," "we," "us" or the "Group." For such purposes "group companies" means, in relation to Unilever N.V. and Unilever PLC, those companies required to be consolidated in accordance with The Netherlands and United Kingdom legislative requirements relating to consolidated accounts. Unilever N.V. and Unilever PLC and their group companies together constitute a single group for the purpose of meeting those requirements.

        In this prospectus references to "$," "US$," "US dollars" and "United States dollars" are to the lawful currency of the United States of America, references to "£," "p" and "pounds sterling" are to the lawful currency of the United Kingdom, references to "Fl.," "NLG" and "guilders," are to the national currency unit (as defined in Council Regulation (EC) No. 974/98 on the introduction of the euro) of The Netherlands and references to "€" and "euro" are to the lawful currency of the member states of the European Monetary Union that have adopted or that adopt the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union.

ABOUT THIS PROSPECTUS SUPPLEMENT

        This prospectus supplement is part of a registration statement filed with the Securities and Exchange Commission utilizing a "shelf" registration process. There is on file with the SEC (and attached hereto) a prospectus dated October 2, 2000 that provides you with a general description of the offered guaranteed debt securities. This prospectus supplement contains specific information about the terms of this offering. This prospectus supplement adds, updates and changes information contained in the prospectus. You should read the prospectus and this prospectus supplement, together with additional information described below under the heading "Where You Can Find More Information About Us."

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

        Unilever N.V. and Unilever PLC file reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

        The SEC also maintains a web site that contains reports and other information about issuers, like us, who file electronically with the SEC. The address of that site is www.sec.gov.

        The SEC allows us to "incorporate by reference" into this prospectus supplement the information filed with it, which means that we can disclose important information to you by referring you to those documents.

        The information incorporated by reference is an important part of this prospectus supplement, and information that we file with the SEC after the date of this prospectus supplement will automatically update and supersede this information. There are incorporated by reference the following documents and any future filings with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, including any Form 6-K that we furnish to the SEC which so provides, until we have sold all of the Notes (Unilever N.V.'s and Unilever PLC's file numbers with the SEC are No. 1-4547 and No. 1-4546, respectively):

  (a)
  Unilever N.V.'s Annual Report on Form 20-F for the year ended December 31, 2001;
  (b)
  Unilever PLC's Annual Report on Form 20-F for the year ended December 31, 2001;
  (c)
  Unilever N.V.'s Reports on Form 6-K furnished to the Securities and Exchange Commission on August 26, 2002, October 1, 2002 (Amendment No. 1) and October 31, 2002; and
  (d)
  Unilever PLC's Reports on Form 6-K furnished to the Securities and Exchange Commission on August 26, 2002, October 1, 2002 (Amendment No. 1) and October 31, 2002.

        The Notes will be governed by the indenture dated as of August 1, 2000 between Unilever Capital Corporation, Unilever N.V., Unilever PLC, Unilever U.S. and The Bank of New York, as trustee, which has been filed as an exhibit to the registration statement (File No. 333-12592) of which this prospectus supplement forms a part and is incorporated by reference in this prospectus supplement.

        You may request a paper copy of these filings at no cost, by writing, faxing or telephoning:

  Vice President—Treasury & Control
  Unilever United States, Inc.
  700 Sylvan Avenue
  Englewood Cliffs, NJ 07632
  Tel: (201) 894-2109
  Fax: (201) 894-2138

        Copies of all documents which are incorporated by reference may also be obtained, free of charge, at the office of our Luxembourg Listing, Transfer and Paying Agent, Deutsche Bank Luxembourg S.A.

        Unilever Capital Corporation does not publicly distribute annual or interim financial statements.

EXCHANGE RATES

        Before January 1, 1999, the guilder was a part of the European Monetary System exchange rate mechanism known as the Exchange Rate Mechanism. Within the Exchange Rate Mechanism, exchange rates fluctuated within permitted margins, fixed by central bank intervention. The European Monetary Union superseded the European Monetary System on January 1, 1999 and the euro was introduced as the single European currency. Since this date, the euro has been the lawful currency of the European Monetary Union states. The following 12 member states participate in the European Monetary Union and have adopted the euro as their national currency: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. The legal rate of conversion between the guilder and the euro was announced on December 31, 1998 at Fl. 2.20371 = €1.00.

        The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (i) for pounds sterling (expressed in US$ per £1.00), (ii) for guilders (expressed in guilders per US$1.00) and (iii) for euro (expressed in euro per US$1.00).

	Year ended December 31,					Six months ended June 29, 2002
							Nine months ended September 30, 2002
	1997	1998	1999	2000	2001
US$ per £1.00
Rate at period end	1.64	1.66	1.62	1.50	1.46	1.53	1.57
Average rate(1)	1.64	1.66	1.62	1.52	1.44	1.45	1.49
High	1.70	1.72	1.68	1.65	1.50	1.53	1.58
Low	1.58	1.61	1.55	1.40	1.37	1.41	1.41
Fl. per US$1.00
Rate at period end	2.03	1.88	2.19	—	—	—	—
Average rate(1)	1.95	1.97	2.07	—	—	—	—
High	2.12	2.09	2.20	—	—	—	—
Low	1.73	1.81	1.87	—	—	—	—
Euro per US$1.00
Rate at period end	—	—	0.99	1.06	1.12	1.01	1.01
Average rate(1)	—	—	0.94	1.08	1.12	1.12	1.08
High	—	—	1.00	1.21	1.19	1.16	1.16
Low	—	—	0.85	0.97	1.04	1.01	0.98

(1)
The average rate means the average of the Noon Buying Rates on the last day of each month during the year.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

        This prospectus may contain forward-looking statements based on our best current information and reasonable assumptions about anticipated developments. Statements including such words as "believes," "expects," "anticipates," "intends," "plans," "estimates," and other similar expressions are intended to identify such forward-looking statements. Because of the risks and uncertainties that always exist in any operating environment or business, we cannot make assurances that these expectations will prove correct. Actual results and developments may differ materially depending upon currency values, competitive pricing, consumption levels, costs and political and social conditions in the economies and environments where Unilever operates.

        Additional risks and uncertainties that could cause actual results to vary from those described in our forward-looking statements include:

(1)
Unilever operates in more than 88 countries, and in each country, the business is subject to varying degrees of risk and uncertainty related to local regulation and taxation, political and social climate and other factors.

(2)
Because of Unilever's broad operational reach, it is subject to risks due to changes in the relative value of international currencies that could affect earnings.

(3)
Unilever's products are manufactured from a number of raw materials. While materials are expected to be in adequate supply, any shortages or disruptions in supply would have a material adverse effect on gross margins.

(4)
Unilever's ability to continue to achieve lower costs and increases in reliability and capacity utilization.

(5)
Unilever may not be able to improve revenue and profitability in light of high levels of competitive activity and the economic volatility in emerging markets.

(6)
Unilever's ability to maintain key customer relationships.

(7)
Unilever's continuation of substantial growth in significant developing markets such as China and the rest of Southeast Asia, Mexico, Brazil and the rest of Latin America and the countries of Central and Eastern Europe.

(8)
Unilever's ability to successfully manage regulatory, tax and legal matters.

(9)
Unilever's ability to continue technological innovation.

(10)
Unilever's ability to integrate acquired businesses and to realize expected strategic benefits.

(11)
Changes in the seasonal patterns for Unilever's products, whether from the weather or other factors.

(12)
Changes in interest rates or rates of inflation.

(13)
Unilever's ability to launch products on schedule.

(14)
Production difficulties, including those arising from any regulatory issues, industrial disputes, disruptions or disturbances in facilities of Unilever or its key suppliers.

(15)
The risk factors described on pages 32 and 33 and elsewhere in the Unilever Annual Report on Form 20-F for the year ended December 31, 2001.

UNILEVER GROUP

Unilever N.V. and Unilever PLC

History and Structure of Unilever

        Unilever N.V. and Unilever PLC are the two parent companies of the Unilever Group of companies. Unilever N.V. was incorporated under the name Naamlooze Vennootschap Margarine Unie in The Netherlands in 1927. Unilever PLC was incorporated under the name Lever Brothers Limited in Great Britain in 1894.

        Since 1930, when the Unilever Group was formed, Unilever N.V. and Unilever PLC together with their group companies have operated, as nearly as is practicable, as a single entity. They have the same directors, adopt the same accounting principles, and are linked by a series of agreements. The Equalisation Agreement, which regulates the mutual rights of the two sets of shareholders, is particularly important. It makes the position of the shareholders of both companies, as far as possible, the same as if they held shares in a single company. To make this possible we compare the ordinary share capital of the two companies in units: a unit made up of €5.445 nominal of Unilever N.V.'s ordinary capital carries the same weight as a unit made up of £1 nominal of Unilever PLC's ordinary capital. For every unit (€5.445) you have of Unilever N.V., you have the same dividends, rights and benefits as the owner of a unit (£1) of Unilever PLC.

        Unilever N.V. and Unilever PLC are separate companies, with separate stock exchange listings and different shareholders. You cannot convert or exchange the shares of one for shares of the other and the relative share prices on the various markets can, and do, fluctuate. This happens for a number of reasons, including changes in exchange rates. However, over time the prices of Unilever N.V. and Unilever PLC shares do stay in close relation to each other, in particular because of our equalization arrangements.

        Unilever N.V. and Unilever PLC are holding and service companies. Our businesses are carried out by our group companies around the world. The holding companies have agreed to co-operate in all areas, to exchange all relevant business information and to ensure all group companies act accordingly. The shares in the group companies are held ultimately by Unilever N.V. and/or Unilever PLC.

Internal Holdings

        The ordinary shares of €453.78 each numbered 1 to 2,400 (inclusive) in Unilever N.V. and the deferred stock of Unilever PLC (consisting of 100,000 shares of £1 each) are held as to one half of each class by N.V. Elma, a subsidiary of Unilever N.V., and one half by United Holdings Limited, a subsidiary of Unilever PLC. This capital is eliminated in consolidation. It carries the right to nominate persons for election as Directors at General Meetings of shareholders.

        The Directors of N.V. Elma are Unilever N.V. and Unilever PLC. The Directors of United Holdings Limited are Unilever N.V. and Unilever PLC and the Chairmen of Unilever N.V. and Unilever PLC.

Business of the Unilever Group

        Unilever is one of the world's leading suppliers of fast-moving consumer goods in foods, household care and personal product categories.

  Business Structure

        Since January 2001 our operations have been organized into two global divisions—Foods and Home & Personal Care (HPC)—headed by Division Directors. This structure allows improved focus on foods and home and personal care activities at both the regional and global levels. It allows for faster decision making and strengthens our capacity for innovation by more effectively integrating research into the divisional structure.

        These global divisions' operations are organized into businesses on a regional basis, with the exception of Prestige within HPC and the global businesses of Ice Cream and Frozen Foods and Food Solutions within the Foods Division. They are headed by Business Presidents who are responsible for the profitability of their regional and global businesses. These businesses remain the driving force behind Unilever, comprising as they do the operating companies that provide the key interface with customers and consumers, allowing quick response to the needs of local markets.

  Foods

        Savoury and Dressings.    As a result of our acquisition of Bestfoods in October 2000 we are the global leader in the Savoury and Dressings category. Knorr is now Unilever's biggest brand, with well over €2.3 billion of sales during 2001, in over 100 countries. Its product range covers soups, bouillons, sauces, snacks, noodles and complete meals.

        Hellmann's is our third biggest foods brand and has market leadership in mayonnaise in Brazil, the United Kingdom, the United States and many other countries.

        We have significant pasta sauce businesses in Mexico, North America and the United Kingdom under the Ragú brand. We also sell bouillons and other cooking aids in Europe, North America, Australasia, Egypt and sub-Saharan Africa. In the United Kingdom, Colman's is a significant brand in meal sauces and condiments, and Amora and Maille in France are important brands covering condiments, mayonnaise and vinegar-based products which also have sales in a number of European countries. Salad dressings, spices and seasonings are marketed in the United States under the Wishbone and Lawry's brands.

        In May 2001, following the approval of the European Commission, we completed the sale of our dry soup and sauces business in Europe to the Campbell Soup Company for a debt-free price of €1 billion. These included the Blå Band brand in Denmark, Finland and Sweden, the Batchelors brand in the United Kingdom, the McDonnels brand in Ireland, the Oxo brand in Belgium, Ireland and the United Kingdom, the Royco brand in Belgium, France and Portugal and Bestfoods' Lesieur range of mayonnaise products in France. The businesses were divested as a result of undertakings given to the European Commission in connection with the acquisition of Bestfoods in October 2000.

        Spreads and Cooking Products.    We are the category leader in margarine and related spreads in most countries in Europe and North America. We sell spreads, oils and cooking fats in more than 100 countries.

        Important brands in these markets are Becel (The Netherlands), Flora (UK), Fruit d'Or (France), Rama (Germany) and Country Crock and Take Control (United States). We are the category leader in branded olive oil in many countries in Western Europe and North America, our most important international brand being Bertolli.

        In July 2001 we sold the Bestfoods Baking Company to George Weston Ltd for a debt free price of €1.9 billion.

        On January 8, 2002 Unilever sold the Unimills refinery business to Golden Hope Plantations Berhad of Malaysia for a consideration of approximately €60 million in cash.

        On July 2, 2002 Unilever announced the completion of its sale of 19 food brands sold across North America to ACH Food Companies, Inc. of Memphis, Tennessee, a subsidiary of Associated British Foods plc for approximately US$360 million cash. The major brands sold included Mazola cooking oil,

Argo and Kingsford's corn starches, Karo and Golden Griddle syrups, and Henri's salad dressing, and a number of related Canadian brands.

        On August 30, 2002 Unilever announced a definitive agreement to sell its international specialty oils and fats business, Loders Croklaan Group, which had sales in 2001 of €267 million, to IOI Corporation Berhad of Malaysia for €217 million in cash.

        Health & Wellness and Beverages.    Consumers are increasingly demanding healthy food products, and our brands are meeting such needs in both industrialized and developing markets.

        In May 2000, we acquired the U.S.-based Slim•Fast business. This company supplies a range of products, which we market as a nutritionally responsible way to achieve and maintain a healthy weight. It delivers excellent growth in North America, and we have successfully extended the brand beyond its United States heartland with new varieties, launches in Australia and The Netherlands and relaunches in Canada and the United Kingdom.

        In India we meet the very different consumer need for nutritionally-enhanced staples at an affordable price through our Annapurna brand, which recently was successfully rolled out in Africa, from Ghana to Côte d'Ivoire. We also sell AdeS soydrinks in Latin America.

        We are the largest seller of packet tea in the world, with important positions in packet tea and tea-related drinks in many regions through our Lipton and Brooke Bond brands. Lipton is the world's leading brand in tea and iced tea. Sales of ready-to-drink teas are growing throughout Europe, North America and East Asia. We have a joint venture with PepsiCo Inc. that markets ready-to-drink products in North America and Mexico.

        Ice Cream and Frozen Foods.    We are the world's leading producer of ice cream with sales in more than 90 countries worldwide. Important household names are Algida, Langnese, Ola and Wall's in Europe and Ben & Jerry's, Good Humor and Breyers in the United States. Ice cream products such as Carte d'Or, Cornetto, Magnum, Solero and Viennetta are brands sold internationally as part of local or international household brands.

        We are the leading producer of frozen foods in Europe, under the Findus brand in Italy, Birds Eye brand in the United Kingdom and Iglo brand in most other European countries. In October 2001 we completed the sale of our North American seafood business, which comprised the Gorton's business in the United States and the BlueWater business in Canada, to Nippon Suisan (USA), Inc. for US$175 million (€198 million) in cash.

  Home & Personal Care

        Home Care.    We are one of the global leaders in the domestic home care market. Our products have been developed to meet the diverse requirements of consumers to clean and care for their homes and clothes. In laundry they include tablets for convenience, traditional powders and liquids for soaking, washing by hand and by machine. In developing and emerging markets, soap bars are available for lower income consumers. In household care our products are designed to tackle most cleaning and hygiene needs around the home.

        Our home care brands are available in over 100 countries, many of them holding leading market positions. Our home care brands include, internationally, Omo, Surf, Skip, all, Comfort, Wisk, Cif, Domestos and, in the United Kingdom, Persil.

        On May 3, 2002 we completed the sale of DiverseyLever, our institutional and industrial cleaning business, to Johnson Wax Professional. The transaction was valued at €1.725 billion. Unilever received €1.128 billion in cash, with the balance made up of a loan note and a one-third equity stake in the combined business, in line with the terms of an agreement announced on November 20, 2001. Under the terms of this agreement, Johnson Wax Professional has management control of the combined business which will be called JohnsonDiversey. The agreement provides for Unilever's exit from the combined business after five years.

        Personal Care.    We are the world leader in skin cleansing, deodorants and anti-perspirants. In skin cleansing our most international brands include Lux, Dove and Lifebuoy. Rexona, Impulse and Degree are the key brands in deodorants and anti-perspirants while Axe/Lynx is the leading international brand in the male personal care range.

        We have important market shares in toothpastes, skin care and hair products in many countries. Toothpastes are sold widely under the Signal, Close-up and Mentadent brands. In skin care, products are sold internationally under the Pond's and Fair and Lovely brands. Hair shampoos are available internationally under the Sunsilk, Seda, Organics, Timotei and Dove brands. We hold leading positions in North America where the key brands are Suave, ThermaSilk, Salon Selectives and Finesse.

        Our Prestige fragrances business is one of the world's largest. We sell a number of fragrances under the Calvin Klein name, including Obsession, Eternity and Escape. In addition, in recent years cK one and cK be have been introduced to appeal to the youth market. The designer fragrance brands Cerruti, Lagerfeld, Chloé and Valentino, together with Nautica, Vera Wang and BCBG fragrance, complete our extensive portfolio.

        In December 2001 we sold Unipath Ltd, our women's health diagnostics subsidiary, to Inverness Medical Innovations Inc. of Waltham, Massachusetts for £103 million (€166 million) in cash.

  Other Operations

        To support our consumer brands, we own palm oil plantations in the Democratic Republic of Congo, Côte d'Ivoire, Ghana and Malaysia and tea plantations in India, Kenya and Tanzania.

  Corporate Venture Funding

        As announced on September 30, 2002, Unilever is to invest €170 million in building business opportunities close to its core business interests in Foods and Home & Personal Care.

Directors

        The following are the Directors of Unilever N.V. and Unilever PLC, all of whom are employed full time:

Name	Function
A. Burgmans*	Chairman of Unilever N.V. and Vice-Chairman of Unilever PLC
N.W.A. FitzGerald*	Chairman of Unilever PLC and Vice-Chairman of Unilever N.V.
A.C. Butler*	Corporate Development Director
P.J. Cescau*	Foods Director
K.B. Dadiseth*	Home & Personal Care Director
A.R. van Heemstra*	Personnel Director
R.H.P. Markham*	Financial Director
C.B. Strauss	President, Home & Personal Care North America and Global Prestige Business

*
Member of Executive Committee

        A. Burgmans, P.J. Cescau and A.R. van Heemstra have business addresses at Unilever House, Weena 455, 3013 AL Rotterdam, and C.B. Strauss has a business address at 33 Benedict Place, Greenwich, Connecticut 06830. N.W.A. FitzGerald, A.C. Butler, K.B. Dadiseth and R.H.P. Markham have business addresses at Unilever House, Blackfriars, London EC4P 4BQ.

        The Chairmen of Unilever N.V. and Unilever PLC are the principal executive officers of Unilever. They lead the Executive Committee, the body responsible for corporate strategic leadership.

        The Executive Committee comprises the Chairmen of Unilever N.V. and Unilever PLC and five other members: the two Division Directors for Foods and Home & Personal Care, the Corporate Development Director, the Financial Director and the Personnel Director. Members of the Executive Committee are appointed by all of the directors for one year at a time.

        Unilever's operations are organized into two global divisions—Foods and Home & Personal Care—headed by Division Directors.

Unilever Capital Corporation

        Unilever Capital Corporation was incorporated under the laws of the State of Delaware on October 7, 1982 for the sole purpose of issuing and selling debt securities and making the net proceeds of such issues available to companies in the Unilever Group. All of the common stock of Unilever Capital Corporation is owned by Unilever U.S. Its registered office is at 1209 Orange Street, Wilmington, Delaware 19801. Its principal place of business is at 700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

Directors

        The Directors of Unilever Capital Corporation are:

R. S. Gluck	President
R. M. Soiefer	Vice President and Secretary
D. A. Schwartz	Vice President and Assistant Secretary

        The business address of each of the above Directors is 700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632. The Directors are full-time employees within the Unilever Group.

        Unilever Capital Corporation has no subsidiaries.

Unilever United States, Inc.

        Unilever U.S. was incorporated in 1977 in the State of Delaware. All of the common stock of Unilever U.S. is owned by Unilever N.V. and Unilever PLC. Its registered office is at 1209 Orange Street, Wilmington, Delaware 19801 and its principal place of business is at Lever House, 390 Park Avenue, New York, New York 10022.

        Unilever U.S.'s principal operating subsidiary, Conopco, Inc., a Delaware corporation, has two principal operating divisions: Unilever Bestfoods—North America (Unilever Bestfoods) and Unilever Home & Personal Care—North America (HPC—NA).

        Unilever Bestfoods' products include Lipton teas, soups, recipe products and side dishes; Wishbone salad dressings; Lawry's seasonings; Country Crock spreads; Ragú pasta sauces; Knorr soups, sauces and bouillons; Hellmann's mayonnaise and dressings; Skippy peanut butter and Bertolli Olive Oil. Additionally, Good Humor, Breyers and Ben & Jerry's manufacture and market a variety of ice cream products and Slim•Fast manufactures and markets nutritional and health snack products.

        HPC—NA's products include Wisk, all and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergents; Lever 2000, Caress, Dove, Degree, Pond's and Vaseline skin care, deodorant and soap products; Q-tips cotton swabs; Mentadent oral care products; Salon Selectives, Suave and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.

Director

        The sole Director of Unilever U.S. is:

C. B. Strauss
President and CEO
33 Benedict Place, Greenwich, Connecticut 06830

        Mr. Strauss is a full-time employee within the Unilever Group.

USE OF PROCEEDS

        Our net proceeds from the offering will be approximately US$981 million. Our "net proceeds" are the amounts we will receive from the sale of the Notes after deducting estimated underwriting discounts and other offering expenses that we will pay. We plan to use the net proceeds for repayment of commercial paper and general corporate purposes. Our commercial paper has a weighted average yield, calculated on weighted principal, of approximately 1.76% and a weighted average maturity of approximately 11 days. Pending our use of the net proceeds from this offering, we may invest the net proceeds in short-term, interest bearing, investment-grade securities.

CAPITALIZATION

Capitalization of Unilever Capital Corporation

        The following table sets out the cash and cash equivalents and capitalization on a historical basis of Unilever Capital Corporation at June 29, 2002. This information has been derived from the unaudited interim internal financial information of Unilever Capital Corporation as of June 29, 2002. Unilever Capital Corporation prepares its financial statements in accordance with United States generally accepted accounting principles (US GAAP).

June 29, 2002
(US$ thousands)
(unaudited)
Cash and cash equivalents	882

Short-term borrowings(1)	859,842
Long-term borrowings(1)	4,703,631
Stockholder's equity
Accumulated other comprehensive income/(loss)	(10,870)
Common stock	1
Additional paid in capital	1,173
Retained earnings	31,323

Total stockholder's equity	21,627
Total capitalization	5,585,100

(1)
All of Unilever Capital Corporation's long-term and short-term borrowings are unsecured and are guaranteed on a joint and several basis by Unilever N.V., Unilever PLC and Unilever U.S.

        There has been no material change in the capitalization of Unilever Capital Corporation since June 29, 2002.

Capitalization of Unilever

        As explained above in the section "History and Structure," Unilever N.V. and Unilever PLC operate as nearly as is practicable as a single entity with the position of the shareholders of both companies being, as nearly as possible, the same as if they held shares in a single company. Accordingly, the following table sets forth our consolidated cash and capitalization for Unilever and the group companies at June 29, 2002 on a historical basis and as adjusted to give effect to this offering and the use of net proceeds therefrom. The information in this table has been derived from, and the table should be read in conjunction with, the unaudited condensed consolidated interim accounts of the Unilever Group for the six months ended June 29, 2002 and other financial data included elsewhere or incorporated by reference in this prospectus supplement. Please see "Use of Proceeds."

	June 29, 2002
	Historical		As adjusted
	(€ millions)	(US$ millions)(1)	(€ millions)	(US$ millions)(1)
	(unaudited)
Cash	2,298	2,271	2,298	2,271

Short-term borrowings	10,228	10,106	9,235	9,125
Long-term borrowings	13,388	13,229	14,381	14,210
Shareholders' equity
Unilever PLC share capital(2)	222	219	222	219
Unilever N.V. share capital(3)	420	415	420	415
Other shareholders' equity attributable to Unilever PLC (4)	(570)	(563)	(570)	(563)
Other shareholders' equity attributable to Unilever N.V(4)	6,786	6,705	6,786	6,705

Total shareholders' equity	6,858	6,776	6,858	6,776

Total capitalization	30,474	30,111	30,474	30,111

(1)
Translations into U.S. dollars are for convenience only and are computed at the Noon Buying Rate on October 31, 2002 of US$0.9881 per euro.

(2)
The authorized ordinary share capital of Unilever PLC as at June 29, 2002 was £136,275,682.

  The allotted, called up and fully paid share capital of Unilever PLC at June 29, 2002 consisted of £100,000 of Deferred Stock of £1 each and £40,760,420.12 of Ordinary Shares of 1.4p each. In accordance with the Equalisation Agreement the ordinary shares are converted into euro at the historical exchange rates of £1.00=€5.445. Each shareholder of Unilever PLC has one vote for each 1.4 p of nominal capital held by him of whatever class, except that the holder of the Deferred Stock, United Holdings Limited, being a subsidiary of PLC, may not, by law, exercise any vote in a general meeting of shareholders of Unilever PLC.

(3)
The authorized ordinary share capital of Unilever N.V. as at June 29, 2002 was €509,322,914.54 million. The authorized preferential share capital of Unilever N.V. as at June 29, 2002 was €188,318,789.67 million. The allotted, called up and fully paid share capital of Unilever N.V. at June 30, 2002 consisted of €1,089,072 of Special Shares of €453.78 each, €291,503,709 Ordinary Shares of €0.51 each (other than Special Shares), €13,159,620 of 7 per cent. Cumulative Preference Shares of €453.78 each, €73,085,806.80 of 6 per cent. Cumulative Preference Shares of €453.78 each, €34,035,000 4 per cent. Cumulative Preference Shares of €45.38 each and €10,573,689.25 Cumulative Preference Shares of €0.05 each. These euro amounts of share capital are representations in euro, on the basis of Article 67c Book 2 Dutch Civil Code, rounded to two decimal places, of underlying amounts of share capital in guilders, which have not been converted into euro in N.V.'s Articles of Association. Until such conversion formally takes place by amendment of the articles of association, the entitlements to dividends and voting rights are based on the underlying guilder amounts. The 4 per cent. Cumulative Preference Shares are redeemable at par at Unilever N.V.'s option either wholly or in part. Each shareholder of Unilever N.V. has one vote for each €0.05 of capital held of whatever class, except that the holder of half of the Special Shares, N.V. Elma, being a subsidiary of Unilever N.V. may not, by law, exercise any vote in a general meeting of shareholders of Unilever N.V.

(4)
By reason of the operational and contractual arrangements between Unilever PLC and Unilever N.V., and their internal participating interests in each other, they and their group companies constitute a single group under United Kingdom and Netherlands legislation for the purposes of presenting consolidated accounts. Accordingly, the accounts of the Unilever Group are presented by both Unilever N.V. and Unilever PLC as their respective consolidated accounts.

        On September 26, 2002, Unilever N.V. issued €1 billion of 4.25% notes due September 26, 2007.

        There has been no other material change in the consolidated capitalization of Unilever N.V. or Unilever PLC since June 29, 2002 except as disclosed above.

Capitalization of Unilever United States, Inc.

        The following table sets out the cash and cash equivalents and capitalization on a historical basis of Unilever United States, Inc. (Holding Company) at June 29, 2002, derived from the unaudited condensed interim financial statements of Unilever United States, Inc. (Holding Company) as of June 29, 2002, which financial statements are prepared on a stand-alone basis in conjunction with the preparation of combined financial statements reflecting the consolidated accounts of Unilever U.S. and its wholly-owned subsidiaries prepared in accordance with US GAAP which are Unilever U.S.'s primary financial statements.

June 29, 2002
(US$ thousands)
(unaudited)
Cash and cash equivalents	1,068

Stockholders' equity
Preferred stock ($73.50 par value, 100,000 shares authorized, 182 shares issued and outstanding)	13
Class A common stock ($.33 par value, 9,000 shares authorized, 2,552 shares issued and outstanding)	1
Class B common stock ($.33 par value, 1,000 shares authorized, 304 shares issued and outstanding)	—
Additional paid-in capital	8,776,363
Retained earnings	2,522,091
Accumulated other comprehensive income/(loss)	(163,510)

Total stockholders' equity	11,134,958
Total capitalization	11,134,958

        There has been no material change in the capitalization of Unilever U.S. since June 29, 2002.

SELECTED HISTORICAL FINANCIAL INFORMATION

        The following selected historical financial information for the Unilever Group stated in euro for the five years ended December 31, 2001, has been derived, in the case of each of the three years ended December 31, 1999, from the audited Unilever Group consolidated accounts in guilders using the official conversion ratio of 1 euro=Fl. 2.20371 and, in the case of each of the two years ended December 31, 2001, from the audited Unilever Group accounts expressed in euro. This table does not necessarily reflect the same trends that would be presented had the table been derived from the Unilever Group consolidated results expressed in pounds sterling using the exchange rate on January 1, 2001 of 1 euro=£0.624. The selected historical financial information for the nine months ended September 30, 2001 and 2002 and the six months ended June 30, 2001 and June 29, 2002 has been derived from the unaudited Unilever Group interim accounts expressed in euro which, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information. Results for the nine months ended September 30, 2002 and the six months ended June 30, 2001 and June 29, 2002 are not necessarily indicative of results that may be expected for the entire year.

        See pages 51 through 53 of the Unilever Annual Report on Form 20-F for the year ended December 31, 2001 for the basis on which the financial statements of the Unilever Group have been prepared. Additionally, see pages 94 through 96 of the Unilever Annual Report on Form 20-F for the year ended December 31, 2001 for a discussion of the differences between the accounting principles applied in preparing the Unilever accounts and US GAAP.

						Nine months ended September 30
	Year ended December 31
(€ millions, except ratios and per share information)
	1997	1998	1999	2000	2001	2001	2002
						(unaudited)	(unaudited)
Profit and Loss information:
Group turnover	42,926	40,437	40,977	47,582	51,514	38,649	36,520
Group operating profit	3,432	4,410	4,303	3,302	5,174	4,295	4,359
Non-operating exceptional items	3,629	—	—	—	—	—	—
Interest	(104)	156	(14)	(632)	(1,646)	(1,257)	(902)
Net profit	4,957	2,944	2,771	1,105	1,838	1,608	1,858
Combined euro earnings per share (euro cents per 1.4p (1997 and 1998: 1.25p) of ordinary capital(1)	66.57	39.47	39.48	16.08	27.27	23.97	27.91
Combined euro earnings per share (euros per €0.51 (1997 and 1998: Fl. 1) of ordinary capital)(1)	4.44	2.63	2.63	1.07	1.82	1.60	1.86
Balance Sheet information:
Cash	5,060	5,450	3,996	2,613	1,862	2,389	3,362
Net current assets	10,700	3,892	6,148	(8,187)	(5,474)	(3,199)	(1,573)
Total assets	29,784	30,488	27,888	57,640	52,959	54,307	49,074
Long term liabilities	8,250	7,355	7,414	20,489	21,888	23,216	20,880
Capital and reserves	11,224	4,748	7,761	8,169	7,195	7,806	6,551
Other information:
Cash flow from operating activities	5,558	4,514	5,654	6,738	7,497	5,217	5,671
Capital expenditure and financial investment	(1,259)	(1,399)	(1,501)	(1,061)	(1,358)	(1,138)	(1,313)
EBITDA(2)	8,160	5,385	5,502	5,309	8,115	6,324	6,171
Ratio of earnings to fixed charges(3)	12.8	9.7	8.1	3.3	2.7	2.9	5.4

						Six months ended
	Year ended December 31
(€ millions, except ratios and per share information)						June 30,	June 29,
	1997	1998	1999	2000	2001	2001	2002
						(unaudited)	(unaudited)
Selected financial data on a US GAAP basis:
Net income	4,801	2,543	2,490	1,266	1,506	932	1,920
Combined euro earnings per share (euro cents per 1.4p (1997 and 1998: 1.25p) of ordinary capital)(1)(4)	64.48	34.09	35.45	18.53	22.30	13.82	29.00
Combined euro earnings per share (euro per €0.51 (1997 and 1998: Fl. 1) of ordinary capital)(1)(4)	4.30	2.27	2.36	1.24	1.49	0.92	1.93
Capital and reserves	19,259	19,292	15,375	15,075	13,553	14,279	12,178
EBITDA(2)	8,224	5,206	5,534	5,540	7,919	4,078	4,181
Ratio of earnings to fixed charges(3)	12.3	8.4	7.5	3.3	2.5	2.9	5.5

(1)
The calculations of combined earnings per share are based on the net profit attributable to ordinary shareholders divided by the average number of share units representing the combined ordinary capital of Unilever N.V. and Unilever PLC in issue during the period, after deducting shares held to meet Unilever employee share options which are not yet vested. For the calculation of combined ordinary capital the exchange rate of £1=€5.44 has been used, in accordance with the Equalisation Agreement. On May 10, 1999 the 1.25p ordinary shares of Unilever PLC were consolidated, so that every 112 1.25p ordinary shares were replaced by 100 1.4p ordinary shares. The Fl. l ordinary shares of Unilever N.V. were consolidated so that 100 Fl. 1.12 ordinary shares replaced every 112 Fl. l ordinary shares. The figures for earnings per share have not been restated to reflect these share consolidations. The figures for earnings per share have been restated to reflect the four-for-one share split in October 1997. The presentation of the earnings per share in euro depict the same trends as would have been presented if the company had continued to present earnings per share in guilders, but does not necessarily depict the same trends that have historically been presented in pounds sterling. Additionally, financial information depicted in euro prior to January 1, 1999 is not comparable to other companies reporting in euro that restated amounts from a currency other than guilders. The euro amounts of share capital shown above include representations in euro on the basis of Article 67c Book 2 Dutch Civil Code of underlying amounts of share capital in guilders.

(2)
EBITDA represents earnings from operations before income taxes, net interest, depreciation and amortization. EBITDA is not a measurement of operating performance calculated in accordance with generally accepted accounting principles in the United Kingdom or generally accepted accounting principles in The Netherlands (together, UK/Netherlands GAAP) or US GAAP and should not be considered a substitute for operating income, net income, cash flows from operating activities or other income statement data as determined in accordance with UK/Netherlands GAAP or US GAAP, or as a measure of profitability or liquidity, and EBITDA does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. EBITDA may not be indicative of historic operating results nor is it meant to be predictive of potential future results. Because all companies do not calculate EBITDA identically, the presentation of EBITDA may not be comparable to similarly titled measures of other companies.

(3)
For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes plus fixed charges. Fixed charges include interest expense on all debt and interest costs related to pensions, one-third of rental expense on operating leases representing that portion of rental expense deemed to be attributable to interest. For the 1997 calculation of the ratio of earnings to fixed charges, earnings includes the profit on the sale of the specialty chemical business.

(4)
In accordance with Statement of Financial Accounting Standards No. 142, as from January 1, 2002, Unilever discontinued the amortization of goodwill and identifiable intangible assets that have indefinite useful lives in its US GAAP financial statements. Intangible assets that have finite useful lives will continue to be amortized over their useful lives.

Goodwill
and identifiable intangible assets that have indefinite lives will be assessed annually for impairment. The standard requires this impairment assessment to be completed within the first six months following adoption of the standard. Management have completed this impairment assessment and have concluded that there is currently no impairment of goodwill or identifiable intangible assets that have indefinite lives. The impact of discontinuing amortization of goodwill and indefinite lived intangible assets on combined net income per share for the six months ended June 29, 2002 is €0.80 per €0.51 Unilever N.V. share and €12.03 per 1.40p Unilever PLC share and for the six months ended June 30, 2001 is €0.86 per €0.51 Unilever N.V. share and €12.90 per 1.40p Unilever PLC share.

DESCRIPTION OF THE NOTES

        The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provision of the guaranteed debt securities set forth in the accompanying prospectus, to which description reference is hereby made. We urge you to read the indenture and related form of notes before making your investment decision. Those documents govern your rights as a holder of Notes. See "Where You Can Find More Information About Us."

Brief Description of the Notes

        The Notes will be unsecured obligations of Unilever Capital Corporation and will rank equally with all other unsecured and unsubordinated debt of Unilever Capital Corporation.

        The payment of principal, premium, if any, and interest on the Notes will be guaranteed by Unilever N.V., Unilever PLC and Unilever U.S.

        No sinking fund has been provided for the Notes.

        Unilever Capital Corporation will maintain a paying agent in Luxembourg until the date the Notes mature or are finally redeemed.

Principal, Maturity and Interest

        The Notes will be issued in an aggregate principal amount of $1,000,000,000. Unless otherwise redeemed, the Notes will mature on November 15, 2032 (the Stated Maturity). The Notes will bear interest at the rate of 5.90% per annum from November 12, 2002 or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually on May 15 and November 15 of each year, commencing May 15, 2003, to the persons in whose name the Notes are registered at the close of business on the related record date, May 1 or November 1, as the case may be, next preceding such interest payment date.

Further Issues

        Unilever Capital Corporation may from time to time, without notice to, or the consent of, the registered holders of the Notes, create and issue further securities equal in rank to the Notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the further notes). The further notes may be consolidated and form a single series with the original series of Notes and have the same term as to status, redemption or otherwise as the original series of Notes.

Redemption

        Unilever Capital Corporation may, at its option, redeem the Notes in whole at any time or in part from time to time. The redemption price for any Note so redeemed shall equal any accrued and unpaid interest thereon to the redemption date, plus the greater of (a) the principal amount thereof or (b) an amount equal to the Discounted Remaining Payments. For purposes of this redemption provision, the following terms have the meanings set forth below:

        "Discounted Remaining Payments" means an amount equal to the sum of the Current Values of the amounts of interest and principal that would have been payable by Unilever Capital Corporation pursuant to the terms of the Notes on each interest payment date after the redemption date and at Stated Maturity of the final payment of principal thereof (assuming that Unilever Capital Corporation had not redeemed such Notes prior to such Stated Maturity).

        "Current Value" means, in respect of any amount, the present value of that amount on the redemption date after discounting that amount on a semi-annual basis from the originally scheduled date for payment on the basis of the Treasury Rate plus 15 basis points.

        "Treasury Rate" means a per annum rate (expressed as a decimal and, in the case of United States Treasury bills, converted to a per annum yield) determined on the redemption date to be the per annum rate equal to the semi-annual bond equivalent yield to maturity for United States Treasury securities maturing at the Stated Maturity of the final payment of principal of the Notes redeemed pursuant to the provisions described above, as determined by reference to the weekly average yield to maturity for United States Treasury securities maturing on such Stated Maturity as reported in the most recent Statistical Release H.15(519) of the Board of Governors of the Federal Reserve.

        The Notes are also redeemable at the option of Unilever Capital Corporation, in whole but not in part, at any time at the principal amount thereof plus accrued interest to the Redemption Date in the event of certain changes in the tax laws of the United States, the United Kingdom or The Netherlands after the date of this prospectus supplement (subject to the right of holders of record on the relevant record date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date). See "Description of the Debt Securities—Optional Tax Redemption" in the prospectus.

        Notice of any redemption will be mailed at least 30 days, but not more than 60 days, before the redemption date to each holder of Notes to be redeemed at his address appearing in the security register relating to the Notes. Unless Unilever Capital Corporation defaults in payment of the redemption price, on and after the redemption date interest ceases to accrue on such Notes or portions thereof called for redemption.

        Notice of any redemption will be published in a leading daily newspaper having general circulation in Luxembourg as described under "Description of the Notes—Notices."

        Unless otherwise redeemed, the Notes will mature at par on the Stated Maturity.

Notes in Global Form

        The Notes will be represented by one or more global notes that will be deposited with and registered in the name of The Depository Trust Company (DTC) or its nominee. Unilever Capital Corporation will not issue certificated Notes, except in the limited circumstances described below.

Book Entry Procedures for the Global Notes

        Each global note will be issued to DTC, which will keep a computerized record of its participants whose clients have purchased the Notes. Each participant will then keep a record of its own clients. Unless it is exchanged in whole or in part for a certificated note, a global note may not be transferred. DTC, its nominees and their successors may, however, transfer a global note as a whole to one another, and these transfers are required to be recorded on our records or a register to be maintained by the trustee. Beneficial interests in a global note will be shown on, and transfers of beneficial interests in the global note will be made only through, records maintained by DTC and its participants.

The Depository Trust Company

        DTC is:

  •
  a limited-purpose trust company organized under the New York Banking Law;

  •
  a "banking organization" within the meaning of the New York Banking Law;

  •
  a member of the Federal Reserve System;

  •
  a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

  •
  a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

        DTC holds securities that its direct participants deposit with DTC. DTC also records the settlements among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants' accounts. This book-entry system eliminates the need to exchange certificated securities. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

        DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

Ownership of Notes through DTC, Clearstream and Euroclear

        When you purchase Notes through the DTC system, the purchases must be made by or through a direct participant, which will receive credit for the Notes on DTC's records. When you actually purchase the Notes, you will become their beneficial owner. Your ownership interest will be recorded only on the direct or indirect participants' records. DTC will have no knowledge of your individual ownership of the Notes. DTC's records will show only the identity of the direct participants and the principal amount of the Notes help by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You should instead receive these from your direct or indirect participant. As a result, the direct or indirect participants are responsible for keeping accurate account of the holdings of their customers. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global note desires to take any actions that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take such action, and that participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

        No beneficial owner of an interest in the global note will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the indenture and, if applicable, those of Euroclear and Clearstream. The trustee will wire payments on the Notes to DTC's nominee. We and the trustee will treat DTC's nominee as the owner of each global note for all purposes. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on a global note to you or any other beneficial owners in that global note.

        It is DTC's current practice, upon receipt of any payment of distributions or liquidation amounts, to proportionately credit direct participants' accounts on the payment date based on their holdings. In addition, it is DTC's current practice to pass through any consenting or voting rights to such participants by using an omnibus proxy. Those participants will, in turn, make payments to and solicit votes from you, the ultimate owner of the Notes, based on their customary practices. Payments to you will be the responsibility of the participants and not of DTC, the trustee or us.

        Links have been established among DTC, Clearstream Banking S.A. and Euroclear Bank S.A./N.V., which are two European book-entry depositories similar to DTC, to facilitate the cross-market transfers of the Notes associated with secondary market trading. Noteholders may hold their Notes through the accounts maintained by Euroclear or Clearstream in DTC only if they are participants of those systems, or indirectly through organizations which are participants in those systems. Euroclear and Clearstream will hold omnibus book-entry positions on behalf of their participants through customers' securities accounts in Euroclear's and Clearstream's names on the books of their respective depositaries which in turn will hold such positions in customers' securities accounts in the names of the nominees of the depositaries on the books of DTC. All securities in Euroclear and Clearstream are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts.

        Transfers of Notes by persons holding through Euroclear or Clearstream participants will be effected through DTC, in accordance with DTC rules, on behalf of the relevant European international clearing system by its depositaries; however, such transactions will require delivery of exercise instructions to the relevant European international clearing system by the participant in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the exercise meets its requirements, deliver instructions to its depositaries to take action to effect exercise of the Notes on its behalf by delivering Notes through DTC and receiving payment in accordance with its normal procedures for next-day funds settlement. Payments with respect to the Notes held through Euroclear or Clearstream will be credited to the cash accounts of Euroclear participants or Clearstream participants in accordance with the relevant systems' rules and procedures, to the extent received by its depositaries.

        All information in this prospectus supplement on DTC, Euroclear and Clearstream is derived from DTC, Euroclear or Clearstream, as the case may be, and reflects the policies of such organizations. These organizations may change these policies without notice.

Definitive Notes

        Individual certificates in respect of the Notes will not be issued in exchange for the global notes, except in very limited circumstances. If DTC notifies us that it is unwilling or unable to continue as a clearing system in connection with the global notes or ceases to be a clearing agency registered under the Exchange Act, and a successor clearing system is not appointed by us within 90 days after receiving such notice from DTC or upon becoming aware that DTC is no longer so registered, we will issue or cause to be issued individual certificates in registered form on registration of transfer of, or in exchange for, book-entry interests in the Notes represented by such global notes upon delivery of such global notes for cancellation. In the event that individual certificates are issued, holders of the Notes will be able to receive payments, including principal and interest, on the Notes and effect transfer of the Notes at the offices of our paying and transfer agent in Luxembourg, Deutsche Bank Luxembourg S.A.

        Payments on any definitive Notes will be made by the trustee directly to holders of such definitive Notes in accordance with the procedures set forth herein and in the indenture. Interest payments and any principal payments on the definitive Notes on each interest payment date will be made to holders in whose names the definitive Notes were registered at the close of business on the related record date as set forth under "Principal, Maturity and Interest." Payments will be made by check mailed to the address of such holders as they appear on the Note register and, in addition, under the circumstances provided by the indenture, by wire transfer to a bank or depository institution located in the United States and appropriate facilities thereof. The final payment of principal and interest on any definitive Notes however, will be made only upon presentation and surrender of such definitive Notes at the office of the paying agent for the Notes which shall include the office of the paying agent in Luxembourg if at such date any Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require.

        A definitive Note may be transferred free of charge in whole or in part upon the surrender of the definitive Note to be transferred, together with the completed and executed assignment which appears on the reverse of the definitive Note, at the specified office of any transfer agent (which shall include a transfer agent having its specified office in Luxembourg so long as any Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require). In the case of a permitted transfer of any part of a Note, a new Note in respect of the balance not transferred will be issued to the transferor. Each new definitive Note to be issued upon the transfer of a definitive Note will, upon the effective receipt of such completed assignment by a transfer agent at its respective specified office, be available for delivery at such specified office, or at the request of the holder requesting such transfer, will be mailed at the risk of the transferee entitled to the new definitive Note to such address as may be specified in such completed assignment. Neither the registrar nor any transfer agent shall be required to register the transfer of or exchange of any definitive notes within 15 days before the Notes are to be selected for redemption.

Paying Agent

        Deutsche Bank Luxembourg S.A. has been appointed as paying agent and transfer agent in Luxembourg in relation to the Notes. We will maintain a paying agent and transfer agent in Luxembourg for so long as any Notes are listed on the Luxembourg Stock Exchange. Payments and transfers of the Notes will be made at the respective offices of the paying and transfer agents in New York City and in Luxembourg.

Notices

        Notices to holders of the Notes will be sent by mail to the registered holders and will be published, whether the Notes are in global or definitive form, and so long as the Notes are listed on the Luxembourg Stock Exchange, in a daily newspaper of general circulation in Luxembourg. It is expected that publication will be made in Luxembourg in the Luxemburger Wort. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication. So long as the Notes are listed on the Luxembourg Stock Exchange, any appointment of or change in the Luxembourg paying agent and transfer agent will be published in Luxembourg in the manner set forth above.

Replacement Securities

        In case of mutilation, destruction, loss or theft of any definitive Note, application for replacement is to be made at the office of the trustee. Any such definitive Note will be replaced by the trustee in compliance with such procedures, and on such terms as to evidence and indemnity, as Unilever Capital Corporation and the trustee may require and subject to applicable laws and regulations of the Luxembourg Stock Exchange. All costs incurred in connection with the replacement of any definitive Note will be borne by the holder of the Note. Mutilated or defaced definitive Notes must be surrendered before new ones will be issued.

Payment of Additional Amounts

        If any deduction or withholding for any present or future taxes, assessments or other governmental charges of the United Kingdom, The Netherlands or the United States shall at any time be required, Unilever Capital Corporation and the guarantors have agreed to pay Additional Amounts as described under "Description of Debt Securities and Guarantees—Payment of Additional Amounts" in the accompanying prospectus.

TAXATION

Taxation in the United States

        The following information replaces the information set forth under "Taxation—Taxation in the United States" in the attached prospectus.

        This section summarizes the material U.S. tax consequences to holders of Notes. It represents the views of our tax counsel, Cravath, Swaine & Moore. However, the discussion is limited in the following ways:

  •
  The discussion only covers you if you buy your Notes in the initial offering.

  •
  The discussion only covers you if you hold your Notes as a capital asset (that is, for investment purposes), and if you do not have a special tax status.

  •
  The discussion does not cover tax consequences that depend upon your particular tax situation in addition to your ownership of Notes. In particular, this discussion does not apply to you if you are subject to special tax rules, such as:

  •
  financial institutions;

  •
  insurance companies;

  •
  dealers or traders in securities or currencies;

  •
  tax-exempt entities;

  •
  regulated investment companies;

  •
  if you will hold the Notes as part of a "hedging" or "conversion" transaction or as a position in a "straddle" or as part of a "synthetic security" or other integrated transaction for U.S. federal income tax purposes;

  •
  if you will hold the Notes through partnerships or other pass-through entities; and

  •
  if you have a "functional currency" other than the U.S. dollar.

  •
  We suggest that you consult your tax advisor about the consequences of holding Notes in your particular situation.

  •
  The discussion is based on current law. Changes in the law may change the tax treatment of the Notes.

  •
  The discussion does not cover state, local or foreign law.

  •
  We have not requested a ruling from the IRS on the tax consequences of owning the Notes. As a result, the IRS could disagree with portions of this discussion.

        If you are considering buying Notes, we suggest that you consult your tax advisor about the tax consequences of holding the Notes in your particular situation.

Tax Consequences to U.S. Holders

        This section applies to you if you are a U.S. holder. A "U.S. holder" is:

  •
  an individual U.S. citizen or resident alien;

  •
  a corporation—or entity taxable as a corporation for U.S. federal income tax purposes—that was created under U.S. law (federal or state); or

  •
  an estate or trust whose world-wide income is subject to U.S. federal income tax.

        If a partnership holds Notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding Notes, we suggest that you consult your tax advisor.

        Interest.    If you are a cash method taxpayer (including most individual holders), you must report interest on the Notes in your income when you receive it. If you are an accrual method taxpayer, you must report interest on the Notes in your income as it accrues.

        Sale or Retirement of Notes.    On your sale or retirement of your Note:

  •
  You will have taxable gain or loss equal to the difference between the amount received by you and your tax basis in the Note. Your tax basis in the Note is your cost, subject to certain adjustments.

  •
  Your gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if you held the Note for more than one year. For an individual, the maximum tax rate on long-term capital gains is 20% (or 18% if the Note is held for more than five years).

  •
  If you sell the Note between interest payment dates, a portion of the amount you receive reflects interest that has accrued on the Note but has not yet been paid by the sale date. That amount is treated as ordinary interest income and not as sale proceeds.

        Payments by Guarantors.    A payment on a Note made by a guarantor will be treated in the same manner as if made directly by us.

        Information Reporting and Backup Withholding.    Under the tax rules concerning information reporting to the IRS:

  •
  Assuming you hold your Notes through a broker or other securities intermediary, the intermediary must provide information to the IRS and to you on IRS Form 1099 concerning interest and retirement proceeds on your Notes, unless an exemption applies.

  •
  Similarly, unless an exemption applies, you must provide the intermediary with your Taxpayer Identification Number for its use in reporting information to the IRS. If you are an individual, this is your social security number. You are also required to comply with other IRS requirements concerning information reporting.

  •
  If you are subject to these requirements but do not comply, the intermediary must withhold tax (currently at a rate of 30%) on all amounts payable to you on the Notes (including principal payments). This is called "backup withholding". If the intermediary withholds payments, you may use the withheld amount as a credit against your federal income tax liability.

  •
  All individuals are subject to these requirements. Some holders, including all corporations, tax-exempt organizations and individual retirement accounts, are exempt from these requirements.

Tax Consequences to Non-U.S. Holders

        This section applies to you if you are a non-U.S. holder. A "non-U.S. holder" is:

  •
  an individual that is a nonresident alien;

  •
  a corporation—or entity taxable as a corporation for U.S. federal income tax purposes—created under non-U.S. law; or

  •
  an estate or trust that is not taxable in the U.S. on its worldwide income.

        Withholding Taxes.    Generally, payments of principal and interest on the Notes will not be subject to U.S. withholding taxes. The same rules will apply to payments of additional amounts and payments made by a guarantor on a Note.

        However, for the exemption from withholding taxes to apply to you, you must meet one of the following requirements:

  •
  You provide a completed Form W-8BEN (or substitute form) to the bank, broker or other intermediary through which you hold your Notes. The Form W-8BEN contains your name, address and a statement that you are the beneficial owner of the Notes and that you are not a U.S. holder.

  •
  You hold your Notes directly through a "qualified intermediary," and the qualified intermediary has sufficient information in its files indicating that you are not a U.S. holder. A qualified intermediary is a bank, broker or other intermediary that (1) is either a U.S. or non-U.S. entity, (2) is acting out of a non-U.S. branch or office and (3) has signed an agreement with the IRS providing that it will administer all or part of the U.S. tax withholding rules under specified procedures.

  •
  You are entitled to an exemption from withholding tax on interest under a tax treaty between the U.S. and your country of residence. To claim this exemption, you must generally complete Form W-8BEN and claim this exemption on the form. In some cases, you may instead be permitted to provide documentary evidence of your claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files.

  •
  The interest income on the Notes is effectively connected with the conduct of your trade or business in the U.S., and is not exempt from U.S. tax under a tax treaty. To claim this exemption, you must complete Form W-8ECI.

        Even if you meet one of the above requirements, interest paid to you will be subject to withholding tax under any of the following circumstances:

  •
  The withholding agent or an intermediary knows or has reason to know that you are not entitled to an exemption from withholding tax. Specific rules apply for this test.

  •
  The IRS notifies the withholding agent that information that you or an intermediary provided concerning your status is false.

  •
  An intermediary through which you hold the Notes fails to comply with the procedures necessary to avoid withholding taxes on the Notes. In particular, an intermediary is generally required to forward a copy of your Form W-8BEN (or other documentary information concerning your status) to the withholding agent for the Notes. However, if you hold your Notes through a qualified intermediary—or if there is a qualified intermediary in the chain of title between yourself and the withholding agent for the Notes—the qualified intermediary will not generally forward this information to the withholding agent.

  •
  You are treated as owning 10% or more of the voting stock of Unilever Capital Corporation, are a "controlled foreign corporation" with respect to Unilever Capital Corporation, or are a bank making a loan in the ordinary course of its business. In these cases, you will be exempt from withholding taxes only if you are eligible for a treaty exemption or if the interest income is effectively connected with your conduct of a trade or business in the U.S., as discussed above.

        Interest payments made to you will generally be reported to the IRS and to you on Form 1042-S. However, this reporting does not apply to you if one of the following conditions applies:

  •
  You hold your Notes directly through a qualified intermediary and the applicable procedures are complied with.

  •
  You file Form W-8ECI.

        The rules regarding withholding are complex and vary depending on your individual situation. They are also subject to change. In addition, special rules apply to certain types of non-U.S. holders of Notes, including partnerships, trusts, and other entities treated as pass-through entities for U.S. federal income tax purposes. We suggest that you consult with your tax advisor regarding the specific methods for satisfying these requirements.

        Sale or Retirement of Notes.    If you sell a Note or it is redeemed, you will not be subject to federal income tax on any gain unless one of the following applies:

  •
  The gain is connected with a trade or business that you conduct in the U.S.

  •
  You are an individual, you are present in the U.S. for at least 183 days during the year in which you dispose of the Note, and certain other conditions are satisfied.

  •
  The gain represents accrued interest, in which case the rules for interest would apply.

  •
  You are subject to U.S. tax pursuant to the provisions of the U.S. Internal Revenue Code applicable to certain U.S. expatriates.

        U.S. Trade or Business.    If you hold your Note in connection with a trade or business that you are conducting in the U.S.:

  •
  Any interest on the Note, and any gain from disposing of the Note, generally will be subject to income tax as if you were a U.S. holder.

  •
  If you are a corporation, you may be subject to the "branch profits tax" on your earnings that are connected with your U.S. trade or business, including earnings from the Note. This tax is 30%, but may be reduced or eliminated by an applicable income tax treaty.

        Estate Taxes.    If you are an individual, your Notes will not be subject to U.S. estate tax when you die. However, this rule only applies if, at your death, payments on the Notes were not connected to a trade or business that you were conducting in the U.S. and you did not own 10% or more of the voting stock of Unilever U.S.

        Information Reporting and Backup Withholding.    U.S. rules concerning information reporting and backup withholding are described above. These rules apply to non-U.S. holders as follows:

  •
  Principal and interest payments you receive will be automatically exempt from the usual rules if you are a non-U.S. holder exempt from withholding tax on interest, as described above. The exemption does not apply if the withholding agent or an intermediary knows or has reason to know that you should be subject to the usual information reporting or backup withholding rules. In addition, as described above, interest payments made to you may be reported to the IRS on Form 1042-S.

  •
  Sale proceeds you receive on a sale of your Notes through a broker may be subject to information reporting and/or backup withholding if you are not eligible for an exemption. In particular, information reporting and backup reporting may apply if you use the U.S. office of a broker, and information reporting (but not backup withholding) may apply if you use the foreign office of a broker that has certain connections to the U.S. In general, you may file Form W-8BEN to claim an exemption from information reporting and backup withholding. We suggest that you consult your tax advisor concerning information reporting and backup withholding on a sale.

Possible European Union Requirements

        The following information supplements the information set forth under "Taxation" in the attached prospectus.

        On December 13, 2001 the Council of the European Union published a revised draft directive regarding the taxation of savings income. Subject to a number of important conditions being met, the Council proposed that member states will be required to provide to the tax authorities of another member state details of payments of interest (or other similar income) paid by a person within its jurisdiction to an individual resident in that other member state, except that Belgium, Luxembourg and Austria will be permitted to operate a withholding system for a transitional period in relation to such payments. The proposed directive is not yet final, and may be subject to further amendment.

UNDERWRITING

        J.P. Morgan Securities Inc., 270 Park Avenue, New York, New York 10017, and Salomon Smith Barney Inc., 388 Greenwich Street, New York, New York 10013, are acting as joint bookrunning managers of the offering and as representatives of the underwriters named below.

        Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and Unilever Capital Corporation has agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name.

Underwriter	Principal Amount of Notes
J.P. Morgan Securities Inc.	$420,000,000
Salomon Smith Barney Inc.	420,000,000
ABN AMRO Incorporated	20,000,000
BNP Paribas Securities Corp.	20,000,000
Deutsche Bank Securities Inc.	20,000,000
Goldman, Sachs & Co.	20,000,000
HSBC Securities (USA) Inc.	20,000,000
Mizuho International plc	20,000,000
Morgan Stanley & Co. Incorporated	20,000,000
UBS Warburg LLC	20,000,000

Total	$1,000,000,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the Notes are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Notes if they purchase any of the Notes.

        The underwriters propose to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Notes to dealers at the public offering price less a concession not to exceed 0.50% of the principal amount of the Notes. The underwriters may allow, and dealers may reallow a concession not to exceed 0.25% of the principal amount of the Notes on sales to other dealers. After the initial offering of the Notes to the public, the representatives may change the public offering price and concessions.

        J.P. Morgan will make Notes available for distribution on the Internet through a proprietary web site and/or third-party system operated by Market Axess, Inc., an Internet-based communications technology provider. Market Axess, Inc. is providing the system as a conduit for communications between J.P. Morgan and its customers and is not a party to this offering. Market Axess Inc. is a registered broker-dealer and will receive compensation from J.P. Morgan based on transactions conducted through the system. J.P. Morgan will make Notes available to its customers through Internet distributions, whether made through a proprietary or third-party channel, on the same terms as distributions made through other channels.

        The following table shows the underwriting discounts and commissions that Unilever Capital Corporation is to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the Notes).

Paid by Unilever Capital Corporation
Per Note	0.875%

        In connection with the offering, J.P. Morgan and Salomon Smith Barney, on behalf of the underwriters, may purchase and sell Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Notes in excess of the principal amount of Notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

        The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when J.P. Morgan or Salomon Smith Barney, in covering syndicate short positions or making stabilizing purchases, repurchases Notes originally sold by that syndicate member.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        Unilever Capital Corporation estimates that its total expenses for this offering will be US$375,000. The underwriters have agreed to reimburse expenses and certain related amounts payable by Unilever Capital Corporation in connection with this offering.

        The underwriters have performed investment banking and advisory services for the Unilever Group from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for the Unilever Group in the ordinary course of their business. In addition, affiliates of the underwriters have from time to time provided credit and entered into lending transactions with the Unilever Group for which they have received customary fees and expenses and may, from time to time, do so in the ordinary course of their business.

        Unilever Capital Corporation has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be require to make because of any of those liabilities.

        It is expected that delivery of the Notes will be made on November 12, 2002, which will be the fifth business day in the United States following the date of pricing of the Notes (T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market in the United States generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers wishing to trade Notes prior to the third business day before November 12, 2002 will be required, by virtue of the fact that the Notes will initially settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes wishing to make such trades should consult their own advisors.

        Each of the underwriters has represented and agreed that it has not and will not offer, sell or deliver any of the Notes directly or indirectly, or distribute this prospectus supplement or the prospectus or any other offering material relating to the Notes, in or from any jurisdiction outside the United States except under circumstances that will result in compliance with the applicable laws and regulations and that will not impose any obligations on us except as set forth in the underwriting agreement.

        In particular, each underwriter has represented and agreed that:

  •
  it has not offered or sold, and, prior to the expiration of the period of six months from the date of delivery of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offering of Securities Regulations 1995;

  •
  it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (FSMA) with respect to anything done by it in relation to the Notes, in, from or otherwise involving the United Kingdom;

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to Unilever Capital Corporation;

  •
  it will not offer or sell any Notes directly or indirectly in Japan or to, or for the benefit of to any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan; and

  •
  it has not and will not offer, sell, deliver or transfer Notes (directly or indirectly) in The Netherlands to individuals who or legal entities which trade or invest in securities in the conduct of a profession or trade (which includes banks, investment banks, securities firms, insurance companies, pension funds, other institutional investors, and treasury departments and finance companies of large enterprises).

LEGAL MATTERS

        The validity of the Notes offered in this Prospectus Supplement, as well as certain other legal matters, will be passed upon for Unilever by Cravath, Swaine & Moore, 825 Eighth Avenue, New York, New York 10019. Cravath, Swaine & Moore will rely on Jaap W. Winter, Esq., Senior Company Law Advisor, with respect to all matters of Dutch law, and S.G. Williams, Esq., General Counsel and Joint Secretary, with respect to all matters of English law. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Allen & Overy, 1221 Avenue of the Americas, New York, New York 10020.

GENERAL INFORMATION

Listing

        Application has been made to list the Notes on the Luxembourg Stock Exchange. In connection with the listing application, the amended and restated by-laws of Unilever Capital Corporation and a legal notice relating to the issuance of the Notes have been deposited prior to listing with the Chief Registrar of the District Court of Luxembourg, where copies thereof may be obtained upon request. Copies of the above documents together with this prospectus supplement, the accompanying prospectus and the indenture, which is the document under which the Notes and the related guarantees of the Notes are issued, and our current Annual Report on Form 20-F and Current Reports on Form 6-K, as well as all such future reports, so long as any of the Notes are outstanding, will be made available for inspection at the main office of the Luxembourg Stock Exchange in Luxembourg. Future reports will include Annual Reports on Form 20-F, which contain annual financial statements for Unilever Group, and Current Reports on Form 6-K, which contain semi-annual financial statements for Unilever Group and annual and semi-annual financial statements for Unilever U.S. Deutsche Bank Luxembourg S.A. will act as intermediary for Unilever and the holders of the Notes as long as the Notes are in global form. In addition, copies of the above reports of Unilever may be obtained free of charge at such office. The underwriting agreement will be available for inspection at the offices of Deutsche Bank Luxembourg S.A.

Material Change

        Other than as disclosed or contemplated herein or in the documents incorporated herein by reference, there has been no adverse change in the financial position of the Group, Unilever Capital Corporation or the guarantors, since December 31, 2001 that is material in the context of the issue and offering of the Notes.

Litigation

        Other than as disclosed or contemplated in the documents incorporated herein by reference, no member of the Unilever Group, including Unilever Capital Corporation and each guarantor, is involved in litigation, arbitration, or administrative proceedings relating to claims or amounts that are material in the context of the issue and offering of the Notes; and we are not aware of any such litigation, arbitration, or administrative proceedings pending or threatened.

Authorization

        Resolutions relating to the issue and sale of the Notes were adopted by the Board of Directors of Unilever Capital Corporation on September 21, 2000.

Identification Numbers

        The Notes have been accepted for clearing through DTC, Euroclear and Clearstream, Luxembourg.

        The Notes have been assigned Euroclear and Clearstream, Luxembourg Common Code No. 015774185, International Security Identification Number (ISIN) No. US904764AH00 and CUSIP No. 904764AH0.

PRINCIPAL OFFICE OF UNILEVER CAPITAL CORPORATION

Unilever Capital Corporation
700 Sylvan Avenue
Englewood Cliffs, New Jersey 07632

PRINCIPAL OFFICES OF THE GUARANTORS

Unilever N.V. Weena 455 3013 AL Rotterdam	Unilever PLC Unilever House Blackfriars London EC4P 4BQ	Unilever United States, Inc. Lever House 390 Park Avenue New York, New York 10022

TRUSTEE, PRINCIPAL PAYING AGENT AND PRINCIPAL REGISTRAR

The Bank of New York
101 Barclay Street
New York, New York 10286
 LEGAL ADVISERS

To Unilever Capital Corporation and the Guarantors as to Netherlands law
De Brauw Blackstone Westbroek N.V.
Tripolis 300
Burgerweeshuispad 301
1076 HR Amsterdam

To Unilever Capital Corporation and the Guarantors as to English tax law
Slaughter and May
35 Basinghall Street
London EC2V 5DB

To Unilever Capital Corporation and the Guarantors as to United States law
Cravath, Swaine & Moore
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019

To Unilever Capital Corporation and the Guarantors as to Netherlands tax law
Loyens & Loeff
Fred. Roeskestraat 100
1008 BD Amsterdam

To the Underwriters
Allen & Overy
1221 Avenue of the Americas
New York, New York 10020

LUXEMBOURG LISTING, TRANSFER AND PAYING AGENT

Deutsche Bank Luxembourg S.A.
Boulevard F.D. Roosevelt 14
L-2450 Luxembourg

AUDITORS

To Unilever N.V.
PricewaterhouseCoopers Accountants N.V.
Registeraccountants
Centrum
Hofplein 19
3032 AC Rotterdam

To Unilever PLC
PricewaterhouseCoopers
Chartered Accountants
1 Embankment Place
London WC2N 6RH

To Unilever Capital Corporation and Unilever United States, Inc.

PricewaterhouseCoopers LLP
Certified Public Accountants
1301 Avenue of the Americas
New York, New York 10019

PROSPECTUS

Unilever N.V.
Unilever Capital Corporation

$15,000,000,000
Guaranteed Debt Securities

Payment of Principal, Premium, if any,
and Interest, if any, Guaranteed Jointly, Severally, Fully
and Unconditionally by

Unilever United States, Inc.,
Unilever N.V. and Unilever PLC

        From time to time, we may sell guaranteed debt securities on terms we will determine at the times we sell the guaranteed debt securities. We will sell the guaranteed debt securities at an aggregate initial offering price no greater than $15,000,000,000 or the equivalent of this amount in foreign or composite currencies. When we decide to sell a particular series of guaranteed debt securities, we will prepare and deliver a supplement to this prospectus describing the particular terms of the guaranteed debt securities we are offering. Payment of principal, premium, if any, and interest, if any, with respect to the guaranteed debt securities will be guaranteed by Unilever United States, Inc., and either or both of Unilever N.V. and Unilever PLC (depending on whether Unilever N.V. is the issuer of a particular series of debt securities). At the option of Unilever Capital Corporation or Unilever N.V., as the case may be, any series of the guaranteed debt securities and the guarantees on such series may be subordinated to all Senior Debt of the issuer and guarantors of such series and/or may be convertible into Ordinary Shares, par value Fl. 1.12 per share, of Unilever N.V.

        We may sell the guaranteed debt securities directly, through agents, through underwriters or dealers, or through a combination of such methods. If we elect to use agents, underwriters or dealers in any offering of guaranteed debt securities, we will disclose their names and the nature of our arrangements with them in the prospectus supplement we prepare for such offering. Our net proceeds from such sale will also be set forth in the prospectus supplement we prepare for such offering.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is October 2, 2000.

        Unilever N.V. and Unilever PLC and their group companies are together referred to in this prospectus as "Unilever", the "Unilever Group" or the "Group". For such purposes "group companies" means, in relation to Unilever N.V. and Unilever PLC, those companies required to be consolidated in accordance with Netherlands and United Kingdom legislative requirements relating to consolidated accounts. Unilever N.V. and Unilever PLC and their group companies together constitute a single group for the purpose of meeting those requirements.

        In this prospectus references to "U.S.$", "U.S. Dollars" and "United States Dollars" are to the lawful currency of the United States of America, references to "£" and "pounds sterling" are to the lawful currency of the United Kingdom, references to "Fl.", "NLG" and "guilders", are to the national currency unit (as defined in Council Regulation (EC) No. 974/98 on the introduction of the euro) of The Netherlands, references to "euro" are to the lawful currency of the member states of the European Monetary Union that have adopted or that adopt the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union (the "Treaty").

Enforcement of Civil Liabilities Against Foreign Persons	4
Where You Can Find More Information About Us	4
Forward-Looking and Cautionary Statements	5
Unilever Group	6
Unilever Capital Corporation	9
Unilever United States, Inc.	10
Ratio of Earnings to Fixed Charges	10
Use of Proceeds	11
Description of Debt Securities and Guarantees	11
Taxation	24
Description of Unilever N.V. Share Capital	36
Unity of Unilever N.V. and Unilever PLC	41
Plan of Distribution	44
Legal Matters	46
Experts	46

ENFORCEMENT OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS

        Unilever N.V. is a Netherlands corporation and Unilever PLC is a company incorporated under the laws of and registered in England and Wales. Most of the directors of Unilever N.V. and Unilever PLC and certain of the experts named in this Prospectus are residents of The Netherlands or the United Kingdom and all or a substantial portion of their respective assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon Unilever N.V., Unilever PLC or such persons with respect to matters arising under the Federal securities laws or to enforce against them judgments of courts of the United States predicated upon civil liability under the Federal securities laws. Unilever N.V. has been advised by its Dutch counsel, J.W. Winter, that there is doubt as to the enforceability in The Netherlands, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated solely upon the Federal securities laws. Unilever PLC has been advised by its English counsel, S.G. Williams, that there is doubt as to the enforceability in the United Kingdom, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated solely upon the Federal securities laws. Unilever N.V. and Unilever PLC have consented to service of process in New York City for claims based upon the Indenture, the debt securities and the guarantees described under "Description of Debt Securities and Guarantees."

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

        Unilever N.V. and Unilever PLC file reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

        The SEC allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file with the SEC after the date of this prospectus will update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c) or 15(d) of the Exchange Act, including any Form 6-K which so provides, until our offering is completed (Unilever N.V.'s and Unilever PLC's file numbers with the SEC are 1-4547 and 1-4546 respectively).

  (a)
  Unilever N.V.'s Annual Report on Form 20-F for the year ended December 31, 1999;
  (b)
  Unilever PLC's Annual Report on Form 20-F for the year ended December 31, 1999;
  (c)
  Unilever N.V.'s Reports on Form 6-K furnished to the Securities and Exchange Commission on February 16, 2000, February 23, 2000, March 6, 2000, March 6, 2000, March 8, 2000, March 14, 2000, March 20, 2000, March 27, 2000, March 31, 2000, April 13, 2000, April 13, 2000, May 4, 2000, May 8, 2000, May 12, 2000, May 16, 2000, May 17, 2000, June 7, 2000, June 7, 2000, June 22, 2000, July 6, 2000, July 12, 2000, July 26, 2000, August 7, 2000, August 7, 2000, August 8, 2000, August 11, 2000, August 17, 2000, August 17, 2000, August 23, 2000, September 12, 2000, September 29, 2000, October 2, 2000 and October 2, 2000;
  (d)
  Unilever PLC's Reports on Form 6-K furnished to the Securities and Exchange Commission on February 16, 2000, February 23, 2000, March 6, 2000, March 6, 2000, March 8, 2000, March 14, 2000, March 20, 2000, March 27, 2000, March 31, 2000, April 13, 2000, April 13, 2000, May 4, 2000, May 8, 2000, May 12, 2000, May 16, 2000, May 17, 2000, June 7, 2000, June 7, 2000, June 22, 2000, July 6, 2000, July 12, 2000, July 26, 2000, August 7, 2000, August 7, 2000, August 8, 2000, August 11, 2000, August 17, 2000, August 17, 2000, August 23, 2000, September 12, 2000, September 29, 2000, October 2, 2000 and October 2, 2000;

  (e)
  The financial statements of Bestfoods for the year ended December 31, 1999, contained on pages 27-43 of the Bestfoods 1999 Annual Report filed as Exhibit 13 to Bestfoods Annual Report on 10-K for 1999, filed with the Securities and Exchange Commission on March 30, 2000; and
  (f)
  The financial statements of Bestfoods for the quarter ended June 30, 2000, contained on pages 1-7 of Bestfoods Quarterly Report on Form 10-Q/A-1 for the quarter ended June 30, 2000, filed with the Securities and Exchange Commission on August 10, 2000.

        You may request a paper copy of these filings, at no cost, by writing to or telephoning us at the following address:

                                                   Vice President-Finance
Unilever United States, Inc.
390 Park Avenue
New York, New York 10022
(212) 418-8829

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

        This prospectus may contain forward-looking statements based on our best current information and reasonable assumptions about anticipated developments. Statements including such words as "believes," "expects," "anticipates," "intends," "plans," "estimates," and other similar expressions are intended to identify such forward-looking statements. Because of the risks and uncertainties that always exist in any operating environment or business, we cannot make assurances that these expectations will prove correct. Actual results and developments may differ materially depending upon currency values, competitive pricing, consumption levels, costs and political and social conditions in the economies and environments where Unilever operates.

        Risks and uncertainties that could cause actual results to vary from those described in our forward-looking statements include:

  (1)
  Unilever operates in more than 88 countries, and in each country, the business is subject to varying degrees of risk and uncertainty related to local regulation, political and social climate and other factors.
  (2)
  Because of Unilever's broad operational reach, it is subject to risks due to changes in the relative value of international currencies that could affect earnings.
  (3)
  Unilever's products are manufactured from a number of raw materials. While materials are expected to be in adequate supply, any shortages or disruptions in supply would have a material adverse effect on gross margins.
  (4)
  Unilever's ability to continue to achieve lower costs and increases in reliability and capacity utilization.
  (5)
  Unilever may not be able to improve revenue and profitability in light of high levels of competitive activity and the economic volatility in emerging markets.
  (6)
  Unilever's ability to maintain key customer relationships.
  (7)
  Unilever's continuation of substantial growth in significant developing markets such as China and the rest of Southeast Asia, Mexico, Brazil and the rest of Latin America and the countries of Central and Eastern Europe.
  (8)
  Unilever's ability to successfully manage regulatory, tax and legal matters.
  (9)
  Unilever's ability to continue technological innovation.
  (10)
  Unilever's ability to integrate acquired businesses and to realize expected strategic benefits.

UNILEVER GROUP

UNILEVER N.V. AND UNILEVER PLC

History and Structure of Unilever

        Unilever N.V. and Unilever PLC are the two parent companies of the Unilever Group of companies. Unilever N.V. was incorporated under the name Naamlooze Vennootschap Margarine Unie in The Netherlands in 1927. Unilever PLC was incorporated under the name Lever Brothers Limited in Great Britain in 1894.

        Since 1930 when the Unilever Group was formed Unilever N.V. and Unilever PLC have operated, as nearly as is practicable, as a single entity. They have the same directors, adopt the same accounting principles, and are linked by a series of agreements. The Equalisation Agreement, which regulates the mutual rights of the two sets of shareholders, is particularly important. It makes the position of the shareholders of both companies, as far as possible, the same as if they held shares in a single company.

        Unilever N.V. and Unilever PLC are both public companies, with separate stock exchange listings and different shareholders. You cannot convert or exchange the shares of one for shares of the other. There is no fixed relationship between the trading prices of their shares—the relative share prices on the various markets can, and do, fluctuate from day to day and hour to hour. This happens for various reasons, including changes in exchange rates. Over time the prices of Unilever N.V. and Unilever PLC shares do stay in close relation to each other, in particular because of our equalisation arrangements.

        Unilever N.V. and Unilever PLC are holding and service companies. Our businesses are carried out by our Group companies around the world. The holding companies have agreed to co-operate in all areas, to exchange all relevant business information and to ensure all Group companies act accordingly. In most cases, shares in the Group companies are held ultimately by either Unilever N.V. or by Unilever PLC. The main exception is that U.S. companies are owned by both. This arrangement is designed to create a balance between the funds generated by the Unilever N.V. and Unilever PLC parts of the Group.

Internal Holdings

        The ordinary shares of Fl. 1,000 each numbered 1 to 2,400 inclusive in Unilever N.V. ("Special Shares") and the deferred stock of Unilever PLC (consisting of 100,000 shares of £1 each) are held as to one half of each class by N.V. Elma, a subsidiary of Unilever N.V., and one half by United Holdings Limited, a subsidiary of Unilever PLC. This capital is eliminated in consolidation. It carries the right to nominate persons for election as Directors at General Meetings of shareholders.

        The directors of N.V. Elma are Unilever N.V. and Unilever PLC. The directors of United Holdings Limited are Unilever N.V. and Unilever PLC and the Chairmen of Unilever N.V. and Unilever PLC.

Business of the Unilever Group

        Unilever is one of the world's leading suppliers of fast-moving consumer goods in foods, household care and personal product categories. It also has other operations, mainly plantations.

        Unilever is the market leader in margarine and related spreads in most countries in Europe and North America. It sells spreads, oils and cooking fats in more than 50 countries including Australia, Indonesia, South Africa and Turkey.

        In Western Europe and North America, consumer interest remains strong in spreads offering qualities related to "health" and "taste", although overall consumption in the sector is declining. Important brands in these markets are Becel (The Netherlands), Flora (UK), Fruit d'Or (France), Rama (Germany) and Country Crock and Take Control (USA). In many other countries, sales of spreads are growing as a result of changes in eating habits and increases in population and personal incomes. Unilever sells olive oil in a number of European countries and North America under the Bertolli brand name and in France under the Puget brand.

        Unilever is the leading producer of ice cream in most European countries, the United States and Latin America. It has ice cream sales in more than 90 countries worldwide. Important household names are Wall's, Langnese, Ola and Algida in Europe and Good Humor, Breyers and Ben & Jerry's in the United States. Ice cream products such as Magnum, Solero, Cornetto, Carte d'Or and Viennetta are brands sold internationally as part of local or international house names.

        Unilever has important positions in packet tea and tea-related drinks in many regions through its Lipton and Brooke Bond brands. Lipton is the world's leading brand in tea and iced tea. Sales of ready-to-drink teas are growing throughout Europe, North America and East Asia. Unilever has a joint venture with PepsiCo, Inc. which markets ready-to-drink products in North America and Mexico. It also has extensive tea plantations in India and Kenya, supplying tea for its own brands and the market in general.

        Unilever is the leading producer of frozen foods in Europe, under the Birds Eye brand in the United Kingdom and Iglo brand in most other European countries. It also markets frozen seafood in the United States under the Gorton's brand. A range of meal solutions, first launched in Italy under the brand Quattro Stelle, is being extended across Europe.

        Unilever has a significant pasta sauce business under the Ragú and Five Brothers brands. It also sells bouillons and other cooking aids in Europe, North America, Australasia, Egypt and sub-Saharan Africa. In the United Kingdom, Colman's is a significant brand in meal sauces and condiments and the acquisition of Amora Maille in France in 2000 added two important brands covering condiments, mayonnaise and vinegar-based products with sales in a number of European countries. Salad dressings, spices and seasonings are marketed in the United States under the Wishbone and Lawry's brands.

        Instant soups are sold under the Cup-a-Soup brand, particularly within Europe, the United States and Australasia.

        Unilever is one of the two leading global suppliers of products for fabrics cleaning, surface care and hygiene in a domestic and a professional setting. It has operations in some 60 countries and is market leader in many. The best known brands, some of which are limited to single countries or regions, are Wisk, all, Omo, Skip and Persil (UK and France) fabric cleaners, Comfort, Cajoline and Snuggle fabric conditioners, and Cif/Jif and Domestos surface cleaners and hygiene products.

        DiverseyLever is a leading provider of cleaning and hygiene products and services to institutional, laundry and food and beverage customers.

        Unilever is the world leader in personal wash, deodorants and anti-perspirants. It has important market shares in toothpastes, skin care and hair care products in many countries.

        Unilever's leading international brands include Lux, Dove and Lifebuoy in personal wash, Rexona, Impulse and Degreedeodorants and anti-perspirants, and Axe male personal care range. In skincare, Pond's, Vaseline and Fair & Lovely are international brands and Hazeline is an important brand in China for skin care and hair shampoos. Hair shampoos are sold internationally under the Organics and Timotei brands and in North America under the ThermaSilk, Salon Selectives and Finesse brands. Toothpastes are sold widely under the Signal, Close-up and Mentadent brands and in China Zhonghua is the brand leader.

        Unilever is one of the world's largest producers of prestige fragrances. It sells a number of fragrances under the Calvin Klein house name, including Obsession, Eternity and Escape, which are classic brands, and cK be aimed at a youthful market. Elizabeth Arden sells an integrated range of cosmetics, skin care and fragrances and markets a number of fragrances under designer house names.

        Unilever's Unipath business manufactures and markets diagnostic medical products, with a special focus on women's reproductive health.

        Unilever owns significant oil plantations in the Democratic Republic of Congo, Cote d'Ivoire, Ghana and Malaysia and tea plantations in India, Kenya and Tanzania, classified as Other Operations from 1999 onwards.

        Unilever sold its speciality chemicals businesses in July 1997.

Acquisition of Bestfoods

        On June 6, 2000, Unilever announced that it had entered into a conditional agreement for the acquisition of Bestfoods. Under this agreement, upon completion of the merger of a subsidiary of Unilever United States, Inc. into Bestfoods all of the issued and outstanding shares of Bestfoods will be converted into the right to receive $73 in cash per share.

        Bestfoods is a global business engaged through its subsidiaries and affiliates, in manufacturing and marketing consumer foods. Bestfoods has three worldwide core businesses: savory products, chiefly under the Knorr brand; dressings, chiefly under the Hellmann's brand; and food service known as Caterplan in most markets outside the United States. In addition, Bestfoods has a number of regional businesses, notably baked goods, bread spreads and desserts.

        Historical financial information regarding Bestfoods appears in their Annual Report on Form 10-K for the year ended December 31, 1999 and Quarterly Report on Form 10-Q/A-1 for the quarter ended June 30, 2000, portions of which are incorporated by reference into this document. Pro forma financial information reflecting the proposed acquisition of Bestfoods is incorporated by reference in a Form 6-K filed by Unilever on August 11, 2000.

        Completion of the Bestfoods acquisition is subject to various conditions set forth in the merger agreement, including the adoption of the merger agreement by stockholders of Bestfoods, the approval of the acquisition by shareholders of Unilever N.V. and Unilever PLC, European, United States and other regulatory approvals and other customary conditions. In particular, completion of the acquisition is conditional upon the receipt of approval of the acquisition from the European Commission under the EC Merger Regulation.

Sale of European Bakery Business

        On July 25, 2000, Unilever N.V. and Unilever PLC entered into a business and share sale and purchase agreement with CSM nv pursuant to which Unilever has agreed, among other things, to procure the sale to CSM nv (or other members of the CSM Group) of the European Bakery Supplies Business of the Unilever Group, on the terms and subject to the conditions set out therein, for a debt free price of 700 million euros (subject to debt, cash, working capital, fixed assets, deferred tax, pensions and restructuring liabilities adjustments).

Directors

        The following are the Directors of Unilever N.V. and Unilever PLC, all of whom are employed full time:

Name	Function
A. Burgmans(1)	Chairman of Unilever N.V. and Vice-Chairman of Unilever PLC
N. W. A. FitzGerald(1)	Chairman of Unilever PLC and Vice-Chairman of Unilever N.V.
R. D. Brown	Business Group President, Food & Beverages, Europe
A. C. Butler(1)	Category Director, Home & Personal Care
P. J. Cescau(1)	Foods Director Designate
K. B. Dadiseth(1)	Home and Personal Care Director Designate
A. van Heemstra(1)	Personnel Director
A. Kemner(1)	Category Director, Foods
R. H. P. Markham(1)	Financial Director
C. B. Strauss	Business Group President, Home & Personal Care, North America

(1)
Member of Executive Committee

        A. Burgmans, R. D. Brown, A. R. van Heemstra, A. Kemner and R.H.P. Markham have business addresses at Weena 455, 3013 AL Rotterdam and C.B. Strauss has a business address at 33 Benedict Place, Greenwich, CT 06830, U.S.A. N.W.A. FitzGerald, A.C. Butler, P.J. Cescau and K. B. Dadiseth have business addresses at Unilever House, Blackfriars, London EC4P 4BQ.

        The Chairmen of Unilever N.V. and Unilever PLC are the principal executive officers of Unilever. They lead the Executive Committee, the body responsible for corporate strategic leadership. The Executive Committee is appointed by all the Directors, normally for periods of one year at a time.

        Unilever announced on August 4, 2000 that on January 1, 2001, P.J. Cescau will become Foods Director, responsible for Unilever's foods business worldwide, K.B. Dadiseth will become Home and Personal Care Director, responsible for Unilever's Home and Personal Care business worldwide (including Diversey Lever), and A.C. Butler will become Corporate Development Director.

        Unilever's operations worldwide are organized into 12 Business Groups, each with a Business Group President.

UNILEVER CAPITAL CORPORATION

        Unilever Capital Corporation was incorporated under the laws of the State of Delaware on October 7, 1982 for the sole purpose of issuing and selling debt securities and making the net proceeds of such issues available to companies in the Unilever Group. All the common stock of Unilever Capital Corporation is owned by Unilever U.S. Its registered office is at 1209 Orange Street, Wilmington, Delaware 19801. Its principal place of business is at 800 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

        The Directors of Unilever Capital Corporation are:

T. H. Floyd	President
R. M. Soiefer	Vice President and Secretary

        The business address of both Directors is 800 Sylvan Avenue, Englewood Cliffs, New Jersey 07632. Messrs. Floyd and Soiefer are full-time employees within the Unilever Group.

        Unilever Capital Corporation has no subsidiaries.

UNILEVER UNITED STATES, INC.

        Unilever United States, Inc. ("Unilever U.S.") was incorporated in 1977 in the State of Delaware. All of the common stock of Unilever U.S. is owned by Unilever N.V. and Unilever PLC. Its registered office is at 1209 Orange Street, Wilmington, Delaware 19801 and its principal place of business is at Lever House, 390 Park Avenue, New York, New York 10022.

        The principal subsidiaries of Unilever U.S. are Conopco, Inc. and Unilever Capital Corporation. The principal businesses comprising Conopco, Inc. are Lipton, Good Humor-Breyers, Gorton's, Home & Personal Care USA (HPC-USA), Elizabeth Arden Co., Unilever Cosmetics International and its business divisions (Unilever Prestige and Calvin Klein Cosmetics), and DiverseyLever. Lipton manufactures and markets a variety of beverage and food products. Good Humor-Breyers manufactures and markets a variety of ice cream products. Gorton's manufactures and markets a variety of frozen food products. Home & Personal Care USA (HPC-USA) manufactures and markets cleaning and personal care products. Elizabeth Arden Co. manufactures and markets prestige skin care, fragrances and color cosmetic products. Unilever Prestige and Calvin Klein Cosmetics Company manufacture and market prestige fragrances. DiverseyLever companies provide cleaning and sanitation products and services to commercial and industrial institutions. On March 29, 2000, Unilever Capital Corporation redeemed U.S.$400 million, 9.25 per cent Notes due 2000. The redemption was financed with short-term borrowings and loans from Unilever Group companies. In May 2000, a subsidiary of Unilever U.S. acquired Slim-Fast Food Companies for U.S.$2.3 billion. In August 2000, a subsidiary of Unilever U.S. completed the acquisition of Ben & Jerry's Homemade, Inc. for U.S.$326 million. These acquisitions were financed with short-term borrowings and loans from Unilever Group companies.

        The sole Director of Unilever U.S. is:

C. B. Strauss	President and CEO	33 Benedict Place, Greenwich, CT 06830

        Mr. Strauss is a full-time employee within the Unilever Group.

RATIOS OF EARNINGS TO FIXED CHARGES

        The combined ratios of earnings to fixed charges for the Unilever Group for the periods shown are as follows. Such ratios have been calculated in accordance with accounting principles generally accepted in The Netherlands and the United Kingdom.

Year Ended December 31(1)(2)
1995	1996	1997	1998	1999
5.7	6.5	12.8	9.7	8.1

(1)
For the purpose of calculating this ratio, earnings (net profit—including the profit on the sale of the speciality chemicals businesses in 1997) have been increased by fixed charges and income taxes. Fixed charges consist of interest payable on debt and a portion of lease costs determined to be representative of interest. This ratio takes no account of interest receivable although Unilever's treasury operations involve both borrowing and depositing funds.

(2)
For 1995, 1996, 1997, 1998 and 1999 the ratio of earnings to fixed charges using US GAAP earnings and balances would be 6.1, 5.9, 12.3, 8.4 and 7.5 respectively.

USE OF PROCEEDS

        We intend to use the net proceeds from the sale of the guaranteed debt securities for our acquisition of Bestfoods, which is expected to be completed in the fourth quarter of 2000, and other general purposes of the Unilever Group, including acquisitions and to meet maturities of outstanding borrowings. The guaranteed debt securities will be offered pursuant to the Unilever Group's policy of diversifying the sources of international capital available to it and the maturities of such capital. A description of any indebtedness refinanced from the proceeds of the guaranteed debt securities will be described in the related prospectus supplement.

DESCRIPTION OF DEBT SECURITIES AND GUARANTEES

        The guaranteed debt securities will be issued by either Unilever Capital Corporation or Unilever N.V., as the case may be, under an indenture (the "Indenture") between Unilever Capital Corporation, Unilever N.V., Unilever PLC, Unilever U.S., and The Bank of New York, as successor Trustee. The Indenture does not limit the amount of debt securities that we may issue. We have summarized selected provisions of the Indenture and the guaranteed debt securities below. This summary is not complete. We have filed the form of the Indenture with the SEC as an exhibit to the Registration Statement of which this Prospectus is a part, and you should read the Indenture for provisions that may be important to you.

General

        The guaranteed debt securities will rank equally with all other unsecured and unsubordinated debt, unless the prospectus supplement states otherwise. The guarantees of Unilever N.V., Unilever PLC and Unilever U.S., as the case may be, will rank equally with all unsecured and unsubordinated debt of Unilever N.V., Unilever PLC and Unilever U.S., as the case may be, unless the prospectus supplement states otherwise.

        The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

  (a)
  the issuer of the guaranteed debt securities (either Unilever N.V. or Unilever Capital Corporation);
  (b)
  the title of the guaranteed debt securities;
  (c)
  the total principal amount of the guaranteed debt securities;
  (d)
  the date or dates on which the principal of and any premium on the guaranteed debt securities will be payable;
  (e)
  any interest rate, the date from which interest will accrue, interest payment dates and record dates for interest payments;
  (f)
  whether the guaranteed debt securities shall be subordinated to the Senior Debt of the issuer;
  (g)
  any provisions that would obligate us to redeem, purchase or repay guaranteed debt securities;
  (h)
  the denominations in which we will issue the guaranteed debt securities;
  (i)
  whether payments on the guaranteed debt securities will be payable in foreign currency or currency units or another form and whether payments will be payable by reference to any index or formula;
  (j)
  any changes or additions to the events of default or covenants described in this prospectus;
  (k)
  any terms for the conversion or exchange of the guaranteed debt securities for other securities of Unilever Group companies or any other entity; and
  (l)
  any other terms of the guaranteed debt securities.

        Unless otherwise stated in the related prospectus supplement, the principal of and the premium on, if any, and interest on, if any, registered guaranteed debt securities will be payable and such guaranteed debt securities will be transferable at the corporate trust office in New York City of the Trustee, provided that payment of interest, if any, may be made by check mailed to the address of the person entitled thereto as it appears in the Security Register. In the case of bearer guaranteed debt securities, principal, premium, if any, and interest, if any, will be payable at such place or places outside the United States designated in the related prospectus supplement. The guarantees are joint, several, full and unconditional.

        Unless otherwise indicated in the related prospectus supplement, we will issue the guaranteed debt securities only in fully registered form without coupons in denominations of $1,000 and integral multiples of $1,000. No service charge will be made for any transfer or exchange of the guaranteed debt securities, but Unilever Capital Corporation or Unilever N.V., as the case may be, may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

        We may sell the guaranteed debt securities at a discount (which may be substantial) below their stated principal amount. The guaranteed debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates.

        If we sell any of the guaranteed debt securities for any foreign currency or currency unit or if payments on the guaranteed debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, specific terms and other information relating to those guaranteed debt securities and the foreign currency or currency unit.

Guarantees

        If Unilever Capital Corporation issues the guaranteed debt securities, Unilever N.V., Unilever PLC and Unilever U.S. will jointly, severally, fully and unconditionally guarantee the due and punctual payment of the principal of and premium on, if any, and interest on, if any, and the due and punctual payment of the sinking fund or analogous payments, if any, with respect to the guaranteed debt securities when and as they shall become due and payable, whether at stated maturity, by declaration of acceleration, call for redemption or otherwise. If Unilever N.V. issues the guaranteed debt securities, Unilever U.S. and Unilever PLC will act as guarantors on the same terms.

Payment of Additional Amounts

        If any deduction or withholding for any present or future taxes, assessments or other governmental charges of the United Kingdom, The Netherlands, or (if the prospectus supplement so states) the United States, including any political subdivision or taxing authority of or in any such jurisdiction (respectively, a "United Kingdom Tax", a "Netherlands Tax", or a "United States Tax") shall at any time be required in respect of any amounts to be paid by the issuer or a guarantor pursuant to the terms of the debt securities, the issuer or the guarantor will pay as additional interest to the holder of a debt security (or to the holder of any coupon appertaining thereto) such additional amounts ("Additional Amounts") as may be necessary in order that the net amounts paid to such holder pursuant to the terms of such guaranteed debt security or such guarantee, after such deduction or withholding, shall be not less than such amounts as would have been received by the holder had no such withholding or deduction been required; provided, however, that (a) amounts with respect to United Kingdom Tax shall be payable only to holders that are not resident in the United Kingdom for purposes of its tax, (b) amounts with respect to Netherlands Tax shall be payable only to holders that are not residents in The Netherlands for purposes of its tax, and (c) amounts with respect to United States Tax shall be payable only to a holder that is, for United States tax purposes, a nonresident alien individual, a foreign corporation, or an estate or trust not subject to tax on a net income basis with respect to income on the debt securities (a "United States Alien"), and provided further, that the issuer or guarantor shall not be required to make any payment of Additional Amounts for or on account of:

  (a)
  any tax, assessment or other governmental charge which would not have been imposed but for the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such holder, if such holder is an estate, trust, partnership or corporation) and the United Kingdom, The Netherlands, or the United States (in the case of a United Kingdom Tax, a Netherlands Tax, or a United States Tax, respectively), or any political subdivision or territory or possession thereof or therein or area subject to its jurisdiction, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or treated as a resident thereof or being or having been present or engaged in trade or business therein or having or having had a permanent establishment therein;

  (b)
  any estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or other governmental charge;
  (c)
  any tax, assessment or other governmental charge which is payable other than by withholding from payments of (or in respect of) principal of, premium, if any, or any interest on, the debt securities or coupons, if any;
  (d)
  with respect to any United States Tax, any such tax imposed by reason of the holder's past or present status as a personal holding company, foreign personal holding company or foreign private foundation or similar tax-exempt organization with respect to the United States or as a corporation which accumulates earnings to avoid United States Federal income tax;
  (e)
  with respect to any United States Tax, any such Tax imposed by reason of such holder's past or present status as (i) the actual or constructive owner of 10% or more of the total combined voting power of all classes of stock of Unilever Capital Corporation or Unilever U.S., or (ii) a controlled foreign corporation that is related to Unilever Capital Corporation or Unilever U.S. through stock ownership;
  (f)
  any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of, premium, if any, or any interest on, any guaranteed debt security or coupon, if any, if such payment can be made without such withholding by any other paying agent;
  (g)
  any tax, assessment or other governmental charge which would not have been imposed or withheld if such holder had made a declaration of nonresidence or other similar claim for exemption or presented any applicable form or certificate, upon the making or presentation of which that holder would either have been able to avoid such tax, assessment or charge or to obtain a refund of such tax, assessment or charge, including, with respect to any United States Tax, certification or documentation to the effect that such holder or beneficial owner is a United States Alien and lacks other connections with the United States;
  (h)
  any tax, assessment or other governmental charge which would not have been imposed but for the presentation of a debt security (where presentation is required) or coupon, if any, for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof was duly provided for, whichever occurred later; or
  (i)
  any combination of items (a), (b), (c), (d), (e), (f), (g) and (h) above;

nor shall Additional Amounts be paid with respect to any payment of the principal of, premium, if any, or any interest on any debt security or coupon to any such holder who is a fiduciary or a partnership or a beneficial owner who is other than the sole beneficial owner of such payment to the extent a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner would not have been entitled to such Additional Amounts had it been the holder of the debt security or coupon.

Redemption of Debt Securities Under Certain Circumstances

        The issuer, and any guarantor, may redeem each series of guaranteed debt securities in whole but not in part at any time (except in the case of guaranteed debt securities that have a variable rate of interest, which may be redeemed on any interest payment date), on giving not less than 30 nor more than 60 days' notice of such redemption, at a redemption price equal to the principal amount plus accrued interest, if any, to the date fixed for redemption (except in the case of discounted debt securities which may be redeemed at the redemption price specified by the terms of each series of such debt securities), if,

  (i)
  the issuer or any guarantor of such series of guaranteed debt securities determines that, as a result of any change in or amendment to the laws or any regulations or rulings promulgated thereunder of the United Kingdom, The Netherlands or the United States (or of any political subdivision or taxing authority of or in any such jurisdiction), or any change in the application or official interpretation of such laws, regulations or rulings, or any change in the application or official interpretation of, or any execution of or amendment to, any treaty or treaties affecting taxation to which any such jurisdiction is a party, which change, execution or amendment becomes effective on or after the issue date or such other date specified in the guaranteed debt securities of such series,
  (a)
  the issuer or the guarantor would be required to pay Additional Amounts (as described under "Payment of Additional Amounts" above) with respect to such series of guaranteed debt securities on the next succeeding interest payment date and the payment of such Additional Amounts cannot be avoided by the use of reasonable measures available to the issuer or the applicable guarantor, as the case may be, or
  (b)
  United Kingdom or Netherlands withholding tax has been or would be required to be withheld with respect to interest income received or receivable by the issuer directly from a guarantor (or any affiliate of the issuer or any guarantor) and such withholding tax obligation cannot be avoided by the use of reasonable measures available to the issuer or the guarantor (or any affiliate of the issuer or any guarantor), or
  (ii)
  the issuer or any guarantor determines, based upon an opinion of independent counsel of recognized standing to the issuer or the applicable guarantor, as the case may be, that, as a result of any action taken by any legislative body of, taxing authority of, or any action brought in a court of competent jurisdiction, in the United Kingdom, The Netherlands or the United States (or of any political subdivision or taxing authority of or in any such jurisdiction) (whether or not such action was taken or brought with respect to the issuer or the applicable guarantor), which action is taken or brought on or after the issue date or such other date specified in the guaranteed debt securities of such series, there is a substantial probability that the circumstances described in clause (i)(a) or (i)(b) would exist; provided, however, that no such notice of redemption may be given earlier than 90 days prior to the earliest date on which the issuer or the applicable guarantor would be obligated to pay such Additional Amounts. The issuer or the guarantor, as the case may be, will also pay to each holder, or make available for payment to each such holder, on the redemption date any Additional Amounts resulting from the payment of such redemption price.

        Prior to the publication of any notice of redemption pursuant to this provision, the issuer or the applicable guarantor shall deliver to the Trustee (i) a certificate signed by a duly authorized officer of Unilever Capital Corporation or Unilever N.V., as the case may be, or the applicable guarantor stating that it is entitled to effect a redemption described in clause (i) of the preceding paragraph and setting forth a statement of facts showing that the conditions precedent of the right so to redeem have occurred or (ii) an opinion of independent legal counsel of recognized standing to the effect that the conditions specified in clause (ii) of the preceding paragraph have been satisfied. Such notice, once delivered to the Trustee, will be irrevocable.

Limitation on Liens

        The Indenture provides that Unilever N.V. and Unilever PLC will not, nor will they permit any Restricted Subsidiary (as defined below) to, issue, assume or guarantee any indebtedness for money borrowed ("debt") secured by a mortgage, security interest, pledge, lien or other encumbrance (a "mortgage" or "mortgages") on any Principal Property (as defined below) or upon any shares of stock or indebtedness of any Restricted Subsidiary (whether such Principal Property, shares of stock or indebtedness are now owned or hereafter acquired) without in any such case effectively providing concurrently with the issuance, assumption or guarantee of any debt that the guarantees shall be secured equally and ratably with (or prior to) the debt. These restrictions, however, shall not apply to debt secured by (and there shall be excluded from debt in any computation under this limitation):

  (i)
  mortgages on property, shares of stock or indebtedness of any corporation, which mortgages are existing at the time such corporation becomes a Restricted Subsidiary;
  (ii)
  mortgages on property, which mortgages are existing at the time of the acquisition of such property, and certain mortgages on property to finance the acquisition thereof;
  (iii)
  mortgages on property to secure debt incurred to finance all or part of the cost of construction, alteration, or repair of, or improvements to, all or any part of such property;
  (iv)
  mortgages securing debt owing to any guarantor or any Restricted Subsidiary by any Restricted Subsidiary or any guarantor;
  (v)
  mortgages on assets held by banks to secure amounts due to such banks in the ordinary course of business and certain statutory and other mortgages incurred in the ordinary course of business or imposed by law;
  (vi)
  mortgages on property in favor of the United Kingdom, Canada, the United States or The Netherlands or any political subdivision of any thereof, or any department, agency or other instrumentality of any thereof, to secure partial, progress, advance or other payments pursuant to the provisions of any contract or statute;
  (vii)
  mortgages existing at the date of the execution of the Indenture;
  (viii)
  mortgages incurred in connection with engaging in leveraged or single investor lease transactions;
  (ix)
  mortgages on property, shares of stock or indebtedness of a corporation existing at the time such corporation is merged into or consolidated or amalgamated with Unilever N.V., Unilever PLC or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to Unilever N.V., Unilever PLC or a Restricted Subsidiary;
  (x)
  mortgages on property incurred or assumed in connection with the issuance of revenue bonds, the interest on which is exempt from United States Federal income taxation pursuant to Section 103 of the United States Internal Revenue Code, as amended from time to time; and
  (xi)
  extensions, renewals or replacements (or successive extensions, renewals or replacements) in whole or in part of any mortgage referred to in the foregoing clauses (i) through (x) inclusive.

        Notwithstanding the foregoing, Unilever N.V. and Unilever PLC may, and they may permit a Restricted Subsidiary to, issue, assume or guarantee debt secured by mortgages not excepted in the foregoing clauses (i) through (x) inclusive without equally and ratably securing the guarantees; provided, however, that the aggregate principal amount of all such debt then outstanding, plus the principal amount of such debt then being issued, assumed or guaranteed, and the aggregate amount of the Attributable Debt in (as defined below) respect of sale and leaseback transactions (with the exception of Attributable Debt which is excluded pursuant to clauses (i) through (iv) inclusive described under "Limitations on Sales and Leasebacks" below), shall not exceed 10% of Capital Employed (as defined below).

Limitations on Sales and Leasebacks

        The Indenture provides that Unilever N.V. and Unilever PLC will not, and will not permit any Restricted Subsidiary to, enter into any transaction with any person for the leasing by Unilever N.V. or Unilever PLC or a Restricted Subsidiary of any Principal Property, the acquisition or the completion of construction and commencement of full operation, whichever is later, of which has occurred more than 120 days prior thereto, which Principal Property has been or is to be sold or transferred by Unilever N.V. or Unilever PLC or such Restricted Subsidiary to that person in contemplation of such leasing unless, after giving effect thereto, the aggregate amount of all Attributable Debt with respect to all such transactions plus all debt secured by mortgages on Principal Properties (with the exception of debt which is excluded pursuant to clauses (i) through (xi) inclusive described under "Limitation on Liens" above) would not exceed 10% of Capital Employed. This covenant shall not apply to, and there shall be excluded from Attributable Debt in any computation under such restriction or under "Limitation on Liens" above, Attributable Debt with respect to any sale and leaseback transaction if:

  (i)
  the lease in such sale and leaseback transaction is for a term of not more than three years;
  (ii)
  Unilever N.V., Unilever PLC or the relevant Restricted Subsidiary, as the case may be, shall apply or cause to be applied an amount in cash equal to the greater of the net proceeds of such sale or transfer or the fair value (as determined by the Board of Directors of Unilever N.V. and Unilever PLC) of such Principal Property to the retirement (other than any mandatory retirement or by way of payment at maturity), within 120 days of the effective date of any such arrangement, of debt of Unilever N.V., Unilever PLC or Restricted Subsidiaries (other than debt owed by any Subsidiary), which by its terms matures more than 12 months after the date of the creation of such debt, or shall apply such proceeds to investment in other Principal Properties within a period not exceeding 12 months prior or subsequent to any such arrangement;
  (iii)
  such sale and leaseback transaction is entered into between any guarantor and a Restricted Subsidiary or between Restricted Subsidiaries or between guarantors; or
  (iv)
  Unilever N.V., Unilever PLC or a Restricted Subsidiary would be entitled to incur a mortgage on such Principal Property pursuant to clauses (i) through (xi) inclusive described under "Limitation on Liens" above, securing debt without equally and ratably securing the guarantees.

Subordination of Debt Securities

        The prospectus supplement for any applicable series of guaranteed debt securities will provide that the guaranteed debt securities of such series will be expressly subordinate and subject in right of payment to the prior payment in full of all Senior Debt (as defined below) of the issuer of such series (whether Unilever N.V. or Unilever Capital Corporation), and the obligations of each guarantor of such series evidenced by the guarantees will be expressly subordinate and subject in right of payment to the prior payment in full of all Senior Debt of the guarantor.

        In the event and during the continuation of any default in the payment of any Senior Debt of the issuer continuing beyond the period of grace, if any, specified in the instrument evidencing such Senior Debt (unless and until such event shall have been cured or waived or shall have ceased to exist), no payments on account of principal, premium, if any, or interest if any, on the subordinated debt securities or sums payable with respect to the conversion, if applicable, of such subordinated debt securities may be made by the issuer pursuant to the subordinated debt securities.

        In the event and during the continuation of any default in the payment of any Senior Debt of any guarantor continuing beyond the period of grace, if any, specified in the instrument evidencing such Senior Debt (unless and until such event shall have been cured or waived or shall have ceased to exist), no payments on account of principal, premium, if any, or interest, if any, on the subordinated debt securities or sums payable with respect to the conversion, if applicable, of such subordinated debt securities may be made by the guarantor pursuant to its guarantee with respect thereto.

        Upon any payment or distribution of the assets of the issuer (Unilever N.V. or Unilever Capital Corporation, as applicable) or the assets of any guarantor to creditors upon dissolution or winding-up or total or partial liquidation or reorganization, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings for the issuer or the guarantor, the holders of our Senior Debt or the Senior Debt of the guarantor, as the case may be, will be entitled to receive payment in full of all amounts due thereon before any payment is made by us or the guarantor, as the case may be, on account of principal, premium, if any, or interest, if any, on the subordinated debt securities or sums payable with respect to the conversion, if applicable, of such subordinated debt securities.

        By reason of such subordination, in the event of the insolvency of the issuer (Unilever N.V. or Unilever Capital Corporation, as applicable) or any guarantor, holders of the subordinated debt securities may recover less, ratably, and holders of Senior Debt may recover more, ratably, than other of our creditors or creditors of any guarantor.

        The term "Senior Debt," when used with reference to us or any guarantor, will be defined in the Indenture to mean the principal of, premium, if any, and interest, if any, which is due and payable on:

  (a)
  all of our indebtedness or all indebtedness of the guarantor, as the case may be (other than the subordinated debt securities or the guarantees), whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed, which
  (i)
  is for money borrowed,
  (ii)
  is evidenced by a note, debenture, bond or similar instrument, whether or not for money borrowed,
  (iii)
  constitutes obligations under any agreement to lease, or any lease of, any real or personal property which are required to be capitalized on the balance sheet of lessee in accordance with generally accepted United Kingdom and Dutch accounting principles applicable in the preparation of our most recent audited financial statements or the most recent audited financial statements of the guarantor or made as part of any sale and leaseback transaction to which we are a party or the guarantor is a party, or
  (iv)
  constitutes purchase money indebtedness;
  (b)
  any indebtedness of others of the kinds described in the preceding clause (a) for the payment of which the issuer or the guarantor, as the case may be, are responsible or liable as guarantor or otherwise; and
  (c)
  amendments, renewals, extensions and refundings of any such indebtedness; unless in any instrument or instruments evidencing or securing such indebtedness or pursuant to which the same is outstanding, or in any such amendment, renewal, extension or refunding, it is provided that such indebtedness is subordinate to all other of our indebtedness or the indebtedness of the guarantor, as the case may be, or that such indebtedness is not superior in right of payment to the subordinated debt securities or the guarantees; provided, however, that Senior Debt shall not be deemed to include any obligation of the issuer (Unilever N.V. or Unilever Capital Corporation, as applicable) or any guarantor to any Subsidiary or to Unilever N.V. or Unilever PLC.

        The Indenture does not limit the amount of Senior Debt which the issuer (Unilever N.V. or Unilever Capital Corporation, as applicable) may issue, or that may be issued by either issuer or any guarantor.

Conversion

        The prospectus supplement for each series of guaranteed debt securities will provide whether the securities are convertible and, if so, the conversion price.

        The holders of convertible guaranteed debt securities will be entitled at the times and with the restrictions specified in the related prospectus supplement to convert the principal of any such guaranteed debt security (or any portion thereof in a denomination permitted by the terms of such series) into Ordinary Shares par value Fl. 1.12 per share, of Unilever N.V. (the "Ordinary Shares Fl. 1.12"), in either bearer or registered form or into Nedamtrust Certificates (as described in "Description of Unilever N.V. Share Capital" below), as the holder thereof may elect, at the initial conversion price set forth on the cover page of the related prospectus supplement, or at the adjusted conversion price in effect at the date of conversion if an adjustment has been made pursuant to the Indenture, upon surrender of such debt security to Unilever Capital Corporation or Unilever N.V., as the case may be, at the office or agency designated for such purpose in the related prospectus supplement together with a fully executed conversion notice and, if such debt security (i) is surrendered for conversion during the period between the close of business on the record date for an interest payment date and the opening of business on such interest payment date and (ii) has not been called for redemption on a redemption date within such period, payment of any amount equal to the interest payable on such interest payment date on the principal amount of such debt security or portion thereof being surrendered for conversion. Except as provided in the preceding sentence, no payment or adjustment shall be made on conversion of any debt security for interest accrued on such debt security (or portion thereof so converted) or on account of any dividend or distribution on any Ordinary Shares Fl. 1.12 issued upon conversion. Upon surrender of a debt security for conversion, unless Unilever N.V. is the issuer, the trustee will make demand on the issuer, and the issuer will pay to the trustee, in immediately available funds, an amount in guilders (based on the guilder/U.S. dollar exchange rate in effect on the date of conversion) equal to the initial conversion price (in dollars) set forth on the cover page of the related prospectus supplement, or the adjusted conversion price in effect at the date of conversion if an adjustment has been made pursuant to the Indenture (the "Subscription Price"), multiplied by the number of whole Ordinary Shares Fl. 1.12 deliverable upon conversion. Except in the event the relevant holder has elected to receive Nedamtrust Certificates, upon receipt of payment, the trustee will demand that Unilever N.V. issue or otherwise provide the Trustee with Ordinary Shares Fl. 1.12 in an amount equal to the number of whole Ordinary Shares Fl. 1.12 deliverable upon conversion against payment by the trustee to Unilever N.V. of the Subscription Price for each such Ordinary Share Fl. 1.12 and Unilever N.V. will promptly so issue or otherwise provide such Ordinary Shares Fl. 1.12 to the trustee against such payment. Promptly upon such purchase, the trustee will deliver Ordinary Shares Fl. 1.12 to the holder in satisfaction of such conversion. In case a holder of convertible debt securities has elected to receive Nedamtrust Certificates, Unilever N.V. shall cause Nedamtrust Certificates to be issued to such holder by Nedamtrust. In such case, upon receipt of the payment referred to above, the trustee will demand that Unilever N.V. cause the Nedamtrust Certificates to be issued for the relevant number of Ordinary Shares Fl. 1.12 against payment by the trustee to Unilever N.V. of the Subscription Price for each such Ordinary Share Fl. 1.12 and Unilever N.V. will promptly cause Nedamtrust Certificates to be issued to or otherwise provided to the Trustee. Promptly upon such purchase, the trustee will deliver such Nedamtrust Certificates to the relevant holder in satisfaction of such conversion. If Unilever N.V. is the issuer of the debt security to be converted, as promptly as practicable on or after the conversion date, Unilever N.V. shall issue and shall deliver at such office or agency a certificate or certificates for the number of full Ordinary Shares Fl. 1.12 issuable upon conversion or shall cause Nedamtrust Certificates to be issued and delivered.

        No fractions of shares will be issued on conversion, but an adjustment in cash will be made for any fractional interest as provided in the Indenture.

        The conversion price is subject to adjustment under formulas set forth in the Indenture in certain events, including the issuance of capital stock of Unilever N.V. as a dividend or distribution on the Ordinary Shares Fl. 1.12; subdivisions, combinations and reclassifications of the Ordinary Shares Fl. 1.12; the issuance to all holders of Ordinary Shares Fl. 1.12 of rights or warrants entitling them to subscribe for or purchase Ordinary Shares Fl. 1.12 at less than the then current market price; and the distribution to all holders of Ordinary Shares Fl. 1.12 of evidences of indebtedness of Unilever N.V., equity securities other than Ordinary Shares Fl. 1.12 or other assets (other than cash dividends or distributions payable in cash out of retained earnings) or subscription of warrants (other than those referred to above). The issuer is not required to make any adjustments of less than 1% in the conversion price per Ordinary Share Fl. 1.12, but the same will be carried forward and taken into account in the computation of any subsequent adjustment.

        Notwithstanding the foregoing, in the case of any reclassification, change, merger, consolidation or sale or conveyance of substantially all assets of Unilever N.V. as an entirety, the holder of each outstanding convertible debt security will have the right to convert such debt security only into the kind and amount of shares of stock and other securities and assets (including cash) receivable upon such reclassification, change, consolidation, merger, sale or conveyance by a holder of the number of Ordinary Shares Fl. 1.12 deliverable upon conversion of such debt security immediately prior thereto, assuming failure to exercise any rights of election and that such holder received per share the kind and amount of consideration received by a majority of the non-electing shareholders.

        If the convertible debt securities are of a series which is redeemable before their stated maturity, the related prospectus supplement will disclose whether the right to convert such debt securities will be forfeited unless exercised before the date specified in the notice of redemption. Such notice of redemption will be given not less than 30 nor more than 60 days' prior to the redemption date by the issuer (or, at the issuer's request, by the trustee in the name and at the expense of the issuer). Such notice will be sufficiently given if:

          (i)    in writing and mailed, first-class postage prepaid, to each holder of a debt security affected by such event and

          (ii)  in the event outstanding bearer debt securities are affected by such proposed redemption, published at least once in an authorized newspaper in New York, New York, London, England and Rotterdam, The Netherlands.

        In the case of bearer debt securities, holders will be responsible for making arrangements to prevent loss of the right to convert, for example, by reading The Wall Street Journal, Financial Times, Het Financieele Dagbad or other authorized newspaper in which the notice of redemption may be published.

Glossary

        "Attributable Debt" means, as to any particular lease under which Unilever N.V., Unilever PLC or any Restricted Subsidiary is at any time liable as lessee and at any date as of which the amount thereof is to be determined, the total net obligations of the lessee for rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended) discounted as provided in the Indenture.

        "Capital Employed" means the combined capital and reserves, outside interests in group companies, creditors due after more than one year and provisions for liabilities and charges, as shown on our combined consolidated balance sheet as published in the most recent Annual Accounts of Unilever PLC and Unilever N.V. (as defined in the Indenture).

        "Principal Property" means any manufacturing or processing plant or warehouse located in the United States, Canada or the United Kingdom, owned or leased by Unilever N.V., Unilever PLC or any

Restricted Subsidiary, other than (i) any such property which, in the opinion of the Board of Directors of Unilever N.V. and Unilever PLC, is not of material importance to the total business conducted by Unilever N.V. and Unilever PLC and their Subsidiaries and associated companies, or (ii) any portion of such property which, in the opinion of the Board of Directors of Unilever N.V. and Unilever PLC, is not of material importance to the use or operation of such property.

        "Restricted Subsidiary" means any Subsidiary (i) substantially all the property of which is located, and substantially all the operations of which are conducted, in the United States, Canada or the United Kingdom, and (ii) which owns or leases a Principal Property.

        "Subsidiary" means any corporation which qualifies to be included as a group company of either Unilever N.V. or Unilever PLC in the combined consolidated balance sheet of Unilever N.V. and Unilever PLC and their respective Subsidiaries as published in the most recent Annual Accounts of Unilever PLC and Unilever N.V.

Modification of the Indenture

        Unilever Capital Corporation, Unilever N.V., Unilever PLC, Unilever U.S. and the Trustee may modify and amend the Indenture, with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding securities of all series under the Indenture which are affected by the modification or amendment (voting as one class); provided, however, that no such modification or amendment may, without the consent of the holder of each such outstanding security of any series affected thereby, among other things:

  (a)
  change the stated maturity date of the principal of or any installment of interest on such security;

  (b)
  reduce the principal amount of, or the rate or rates of any interest on, any such security or any premium payable upon the redemption thereof or any sinking fund or analogous payment with respect thereto, or reduce the amount of the principal of a discounted debt security that would be due and payable upon a declaration of acceleration of the maturity thereof or upon the redemption thereof,

  (c)
  change the currency of payment of principal of or any premium or interest on any such security;

  (d)
  impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof;

  (e)
  reduce the above-stated percentage of holders of securities necessary to modify or amend the Indenture;

  (f)
  modify the foregoing requirements or reduce the percentage of outstanding securities of any series necessary to waive any past default to less than a majority; or

  (g)
  change in any manner materially adverse to the interests of the holders of such securities the terms and conditions of the obligations of any guarantor regarding the due and punctual payment of the principal thereof, and premium, if any, and interest, if any, thereon or the sinking fund or analogous payments, if any, with respect to such securities.

        Unilever Capital Corporation, Unilever N.V., Unilever PLC, Unilever U.S. and the trustee may also amend the Indenture in certain circumstances without the consent of the holders of the debt securities to evidence the succession of another corporation to Unilever Capital Corporation, Unilever N.V., Unilever PLC or Unilever U.S., as the case may be, or the replacement of the trustee with respect to the debt securities of one or more series and for certain other purposes.

Events of Default

        The following are defined as Events of Default with respect to securities of any series outstanding under the Indenture (unless otherwise stated in the related prospectus supplement):

          (a)  failure to pay at maturity the principal of, or premium, if any, on any security of such series outstanding under the Indenture;

          (b)  failure to pay any interest or any additional interest on any security of such series outstanding under the Indenture when due, continued for 30 days;

          (c)  failure to deposit any sinking fund or analogous payment with respect to such series when and as due or beyond any applicable period of grace;

          (d)  failure to perform any other covenant of Unilever Capital Corporation, Unilever N.V., Unilever PLC or Unilever U.S. (other than a covenant expressly included in the Indenture solely for the benefit of a series other than such series), continued for 90 days after written notice; and

          (e)  certain events in bankruptcy, insolvency or reorganization of Unilever Capital Corporation, Unilever N.V. or Unilever PLC.

        If an Event of Default shall occur and be continuing, the Trustee in its discretion may proceed to protect and enforce its rights and those of the holders of such series of securities. If an Event of Default shall occur and be continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding securities of such series (or of all affected series in the case of defaults under clauses (d) and (e) above (voting as one class)) may accelerate the maturity of all such outstanding securities of such series by written notice. The holders of not less than a majority in aggregate principal amount of outstanding securities of such series (or of all such affected series in the case of defaults under clauses (d) and (e) above (voting as one class), as the case may be) under the Indenture may waive any past default under the Indenture, except, among other things, a default in the payment of principal, premium, if any, or interest, if any. The holders of not less than a majority in aggregate principal amount of outstanding securities of any series (or of all such affected series in the case of defaults under clauses (d) and (e) above (voting as one class), as the case may be) may rescind a declaration of acceleration of securities of such series but only if all Events of Default have been remedied and all payments due (other than those due as a result of acceleration) have been made. Since each series of guaranteed debt securities will be independent of each other series, a default with respect to one series of guaranteed debt securities will not in itself necessarily result in the acceleration of the maturity of a different series of guaranteed debt securities.

        Unilever Capital Corporation, Unilever N.V., Unilever PLC and Unilever U.S. are required to furnish to the Trustee annually a statement as to performance or fulfillment of covenants, agreements or conditions in the Indenture or a statement as to the nature of any default.

Consolidation, Merger and Sale of Assets

        Unilever Capital Corporation, Unilever N.V., Unilever PLC and Unilever U.S. may, without the consent of the holders of any of the securities outstanding under the Indenture, consolidate or amalgamate with, merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to, any corporation if:

  (i)
  in the case of Unilever Capital Corporation or Unilever N.V., as the case may be, the successor corporation is organized under the laws of the United States or The Netherlands, respectively, and the successor corporation assumes the obligations of Unilever Capital Corporation or Unilever N.V., as the case may be, on the securities issued under the Indenture;

  (ii)
  in the case of Unilever N.V., Unilever PLC or Unilever U.S., the successor corporation assumes the obligations of Unilever N.V., Unilever PLC or Unilever U.S., as the case may be, on the guarantees and under the Indenture and, in the case of Unilever U.S., if such successor corporation is not organized under the laws of the United States, agrees to make payments under the guarantees free of any deduction or withholding for or on account of taxes, levies, imposts and charges of the country of incorporation (or any political subdivision or taxing authority therein), subject to certain exceptions;

  (iii)
  immediately after giving effect thereto, no Event of Default, and no event which, after giving of notice or lapse of time, would become an Event of Default, shall have occurred and be continuing; and

  (iv)
  certain other conditions are met.

        Unilever N.V., Unilever PLC or Unilever U.S. or any of their respective Subsidiaries may, subject to certain restrictions, assume the obligations of any of Unilever Capital Corporation or Unilever N.V. as obligor under the securities issued under the Indenture.

Defeasance and Discharge

        The Indenture provides that Unilever Capital Corporation, Unilever N.V., Unilever PLC and Unilever U.S., at the option of Unilever Capital Corporation, Unilever N.V., Unilever PLC or Unilever U.S., as the case may be:

          (a)  will be discharged from any and all obligations in respect of any series of guaranteed debt securities and the guarantees relating to such series (except for certain obligations to register the transfer or exchange of guaranteed debt securities of such series, replace stolen, lost or mutilated guaranteed debt securities of such series and maintain paying agencies), or

          (b)  need not comply with certain restrictive covenants of the Indenture (including those described under "Limitation on Liens" and "Limitations on Sales and Leasebacks" above),

if in each case, Unilever Capital Corporation or Unilever N.V., as the case may be, irrevocably deposits with the Trustee, in trust, (i) in the case of guaranteed debt securities of such series denominated in U.S. dollars, money and/or U.S. government obligations or (ii) in the case of guaranteed debt securities of such series denominated in a foreign currency (other than a basket currency, as defined in the Indenture), money and/or foreign government securities in the same foreign currency, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount in cash sufficient to pay all the principal of (including any mandatory sinking find or analogous payments), and any premium and interest on, the guaranteed debt securities of such series not later than one day before the dates such payments are due in accordance with the terms of the guaranteed debt securities of such series.

        In the case of a discharge pursuant to clause (a) above, Unilever Capital Corporation or Unilever N.V., as the case may be, is required to deliver to the Trustee either an opinion of counsel to the effect that the holders of guaranteed debt securities of such series will not recognize income, gain or loss for United States Federal income tax purposes as a result of such deposit and related defeasance and will be subject to United States Federal income tax in the same manner and at the same times as would have been the case if such deposit and related defeasance had not been exercised or a ruling to such effect received from or published by the United States Internal Revenue Service.

        In the event we exercise our option pursuant to clause (b) above, Unilever Capital Corporation or Unilever N.V., as the case may be, will deliver to the Trustee an opinion of counsel to the effect that the holders of guaranteed debt securities of such series will not recognize income, gain or loss for United States Federal income tax purposes as a result of such deposit and related defeasance and will be subject to United States Federal income tax in the same manner and at the same times as would have been the case if such deposit and related defeasance had not been exercised.

        If the Trustee or paying agent is unable to apply any money, U.S. government obligations and/or foreign government securities deposited in trust by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority located within the United States and having jurisdiction in the premises, enjoining, restraining or otherwise prohibiting such application (including any such order or judgment requiring the payment of money, U.S. government obligations and/or foreign government securities to Unilever Capital Corporation or Unilever N.V., as the case may be), the obligations of Unilever Capital Corporation, Unilever N.V., Unilever PLC and Unilever U.S. under the Indenture, the guaranteed debt securities of such series and the guarantees relating to such guaranteed debt securities will be revived and reinstated as though no such deposit had occurred, until such time as the Trustee or paying agent is permitted to apply all such money, U.S. government obligations and/or foreign government securities to payments of the principal of or any premium and interest on the guaranteed debt securities of such series. If any issuer or any guarantor makes any payment of principal of or any interest on any guaranteed debt securities of such series because of any such reinstatement of obligations, the issuer or the guarantor will be subrogated to the rights of the holders of the guaranteed debt securities of such series to receive such payment from the money, U.S. government obligations and/or foreign government securities held by the Trustee.

Governing Law

        New York law will govern the Indenture and the guaranteed debt securities.

Concerning the Trustee

        The Bank of New York is successor Trustee under the Indenture. Unilever N.V., Unilever PLC and Unilever U.S. and certain of their respective Subsidiaries maintain deposit accounts and conduct other banking transactions with The Bank of New York and its affiliates in the ordinary course of their respective businesses.

        Pursuant to the Trust Indenture Act, should a default occur with respect to either the guaranteed debt securities constituting Senior Debt of the issuer or any guarantor or subordinated guaranteed debt securities, The Bank of New York would be required to resign as Trustee with respect to the guaranteed debt securities constituting Senior Debt or the subordinated guaranteed debt securities under the Indenture within 90 days of such default unless such default were cured, duly waived or otherwise eliminated.

TAXATION

Taxation in the United Kingdom

        In the opinion of Unilever PLC's English solicitors, Slaughter and May, under United Kingdom law and practice, as in effect on the date of this prospectus, Unilever PLC would not be required to deduct or withhold any taxes, levies, imposts or other charges from any payment due or to become due in respect of the guaranteed debt securities and the guarantees by Unilever Capital Corporation, Unilever N.V., Unilever PLC or Unilever U.S., as the case may be.

        However, where payments of interest are entrusted to any person in the United Kingdom for payment to any person in the United Kingdom, whether directly on behalf of any issuer or (as the case may be) on behalf of any guarantor under the guarantees, then, the paying agent may have to account to the United Kingdom Inland Revenue for income tax at the lower rate (currently 20%) and such sum will be deducted from the amount paid by the paying agent, unless, inter alia:

  (a)
  the relevant guaranteed debt security is held in a recognized clearing system within the meaning of section 841A of the Income and Corporation Taxes Act 1988 of the United Kingdom (Clearstream, Luxembourg and Euroclear are each designated as a "recognized clearing system"), or
  (b)
  a person who is not resident in the United Kingdom is beneficially entitled to the interest and is the beneficial owner of the relevant guaranteed debt security from which the interest is derived.

In each case conditions imposed by further regulations may have to be satisfied in order for the relevant exemption to be available.

        It should be noted that the Finance Act 2000 provides that the deduction of tax from interest on the guaranteed debt securities will be abolished in respect of interest payments made on or after April 1, 2001. The withholding tax regime will be replaced by a requirement for persons paying interest or collecting interest on another person's behalf to provide information to the United Kingdom Inland Revenue. Therefore, the provisions set out in the previous paragraphs of this "Taxation in the United Kingdom" section will only apply in respect of any interest payment prior to April 1, 2001.

        In June 2000, the Council of the European Union agreed to amend earlier proposals published in May 1998 regarding the taxation of savings income. The Council has stated it no longer intends to require member states to implement a withholding tax regime in relation to payments of interest, subject to the entitlement of certain member states (but not the United Kingdom) to impose withholding for a transitional period. Instead, the Council has stated an intention, provided that a number of important conditions are met, to require member states to introduce a system to exchange information regarding interest and similar income.

Taxation in The Netherlands

        In the opinion of Unilever N.V.'s Netherlands counsel, Loyens & Loeff, under Dutch law, as in effect on the date of this prospectus, Unilever N.V. would not be required to deduct or withhold any taxes, levies, imposts or other charges from any payment due or to become due in respect of the guaranteed debt securities and the guarantees by Unilever Capital Corporation, Unilever N.V., Unilever PLC or Unilever U.S., as the case may be, unless, in the case of Unilever N.V., the guaranteed debt securities would carry interest or any other payment contingent on the profits of, or on the distribution of profits by, the issuer.

        The overview of certain Netherlands taxes set forth below is only intended for individuals and corporate entities who are investing in guaranteed debt securities (to be) issued by Unilever N.V., unless mentioned otherwise. This overview describes certain tax consequences that will generally apply to such holder of guaranteed debt securities under Netherlands tax laws in force and in effect as of the date hereof, and is subject to changes in Netherlands law, including any changes that could have retroactive effect. Not every potential tax consequence of such investment under the laws of The Netherlands will be addressed. It is therefore strongly recommended that each investor consult his own tax adviser with respect to the tax consequences of an investment in guaranteed debt securities.

  Withholding Tax

        All payments under the guaranteed debt securities may be made free of withholding or deduction of, for or on account of any taxes of whatever nature imposed, levied, withheld or assessed by The Netherlands or any political subdivision or taxing authority thereof or therein, provided that these payments are not related to or contingent on the profits of, or on the distribution of profits by, Unilever N.V.

  Taxes on Income and Capital Gains

        General. A holder of guaranteed debt securities will not be subject to taxation in The Netherlands by reason only of the execution, delivery and/or enforcement of the documents relating to the guaranteed debt securities and the issue of the guaranteed debt securities or the performance by Unilever N.V. of its obligations thereunder or under the guaranteed debt securities.

        Individuals Not Engaged in an Enterprise.    As a general rule, an individual who is resident or deemed to be resident in The Netherlands ("Netherlands resident individual") and who is holder of guaranteed debt securities that do not form part of the assets of an enterprise carried on by or on behalf of such Netherlands resident individual, is subject to income tax at progressive rates on income (deemed or actual) in respect of any benefits under the guaranteed debt securities. Generally, the redemption of the principal amount of the guaranteed debt securities is not subject to income tax if the guaranteed debt securities were not issued at a discount.

        Capital gains (not representing accrued interest in any form for tax purposes) realized on the disposal of the guaranteed debt securities by a Netherlands resident individual are generally not subject to Netherlands income tax if (i) the individual does not have a substantial interest as defined below and if (ii) the guaranteed debt securities do not form part of the assets of an enterprise carried on by or on behalf of such individual. See "Individuals Engaged in an Enterprise, Companies and Other Entities" below. The above also applies to guaranteed debt securities issued by Unilever PLC or Unilever Capital Corporation held by a Netherlands resident individual.

        Substantial Interest.    A Netherlands resident individual will be subject to tax with respect to any gain (deemed or actual) realized on the disposal (deemed or actual) of the guaranteed debt securities if such holder has a substantial interest (deemed or actual) in Unilever N.V., unless such an interest forms part of the assets of an enterprise.

        Generally, a holder of guaranteed debt securities will not have a substantial interest if he, his spouse, certain other relatives (including foster children) or certain persons sharing his household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, shares representing five per cent. or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of Unilever N.V., or rights to acquire shares, whether or not already issued, that represent at any time (and from time to time) five per cent. or more of the total issued and outstanding capital (or of the issued and outstanding capital of any class of shares) of the issuer or the ownership of certain profit participating certificates that relate to five per cent. or more of the annual profit of Unilever N.V., and/or to five per cent. or more of the liquidation proceeds of Unilever N.V. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis. The above also applies, mutatis mutandis, to guaranteed debt securities issued by Unilever PLC or Unilever Capital Corporation if the holder of the guaranteed debt securities, being a Netherlands resident individual, does have a substantial interest in Unilever PLC or, as the case may be, Unilever Capital Corporation.

        Individuals Engaged in an Enterprise, Companies and Other Entities.    Netherlands resident individuals who are holders of guaranteed debt securities that form part of the assets of an enterprise carried on by or on behalf of such individuals, and companies or other entities, subject to Netherlands corporate income tax under the regular tax regime, that are resident in The Netherlands for Netherlands tax purposes and that own guaranteed debt securities, are generally subject to income tax or corporate income tax with respect to income (deemed or actual) received and with respect to any gain realized on the disposal of the guaranteed debt securities.

        The above also applies to guaranteed debt securities issued by Unilever PLC or Unilever Capital Corporation.

        Non-residents.    A holder of guaranteed debt securities will not be subject to any Netherlands taxes on income or capital gains in respect of any payment under the guaranteed debt securities or in respect of any gain realized on the disposal of the guaranteed debt securities, provided that:

  (i)
  such holder is neither resident nor deemed to be resident in The Netherlands; and
  (ii)
  such holder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the guaranteed debt securities are attributable; and
  (iii)
  such holder does not have a substantial interest or a deemed substantial interest (see above) in the Issuer or, if such holder does have such an interest, it forms part of the assets of an enterprise.

  Net Wealth Tax

        Netherlands resident individuals.    Netherlands resident individuals are subject to Netherlands net wealth tax on the basis of their world-wide net wealth, which includes the fair market value of the guaranteed debt securities.

        Non-residents/Non-individuals.    A holder of guaranteed debt securities will not be subject to Netherlands net wealth tax in respect of the guaranteed debt securities, provided that such holder is not an individual or, if he is an individual, provided that the conditions (i) and (ii) mentioned under "Non-Residents" above are met.

  Gift, Estate and Inheritance Taxes

        Netherlands resident individuals.    Gift, estate and inheritance taxes will arise in The Netherlands with respect to an acquisition of guaranteed debt securities by way of a gift by, or on the death of, a holder of guaranteed debt securities who is resident or deemed to be resident of The Netherlands.

        For purposes of Netherlands gift, estate and inheritance taxes, an individual who holds Netherlands nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his death. Furthermore, for purposes of Netherlands gift tax, an individual not holding Netherlands nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the twelve months preceding the date of the gift.

        Non-residents.    No gift, estate or inheritance taxes will arise in The Netherlands with respect to an acquisition of guaranteed debt securities by way of a gift by, or on the death of, a holder of guaranteed debt securities who is neither resident nor deemed to be resident in The Netherlands, unless:

  (i)
  such holder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the guaranteed debt securities are or were attributable; or

  (ii)
  in the case of a gift of guaranteed debt securities by an individual who at the date of the gift was neither resident nor deemed to be resident in The Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in The Netherlands.

  Turnover Tax

        No Netherlands turnover tax will arise in respect of any payment in consideration for the issue of the guaranteed debt securities or with respect to any payment by Unilever N.V. of principal, interest or premium (if any) on the guaranteed debt securities.

  Other Taxes and Duties

        No Netherlands capital tax, registration tax, custom duty, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, will be payable in The Netherlands in respect of or in connection with the subscription, issue, placement, allotment, delivery or enforcement of the guaranteed debt securities.

  Proposed Legislation

        On September 14, 1999, a legislative proposal on income taxation was submitted to the Lower House of the Parliament. The proposal passed the Lower House, in amended form, on February 3, 2000. It was approved by the Upper House on May 9, 2000. By its terms, this new legislation will become effective as of January 1, 2001. Amendments may still be made before that date, through supplemental acts. In this section "Proposed Legislation", it is assumed that no such amendments will be made.

        The new legislation will substantially change the taxation of investment income for those Netherlands resident individuals who do not have an enterprise or an interest in an enterprise or part of an enterprise, as the case may be, to which the guaranteed debt securities are attributable and who do not have a substantial interest or a deemed substantial interest in the issuer of the guaranteed debt securities ("Netherlands Private Individuals").

        This discussion does not deal with all aspects of the new legislation.

  Net wealth tax

        The Netherlands net wealth tax will be abolished as of the end of 2000.

  Income Tax

        Under this new legislation, the taxable benefit from the "savings and investments" of Netherlands Private Individuals ("voordeel uit sparen en beleggen") will be set annually at four percent of the average of the so-called "yield basis" ("rendementsgrondslag") at the beginning and at the end of a year, insofar as the average exceeds the exempt net asset amount ("heffingvrij vermogen"). The benefit will be taxed at the rate of thirty percent. For Netherlands Private Individuals who invest in the guaranteed debt securities, the guaranteed debt securities will form part of the yield basis.

  European Union

        In May 1998, the European Commission presented to the Council of Ministers of the European Union a proposal for a Directive on the taxation of savings which would oblige member states to adopt either a "withholding tax system" or an "information reporting system" in relation to interest, discounts and premiums. The "withholding tax system" would require a paying agent establishment in a member state to withhold tax from any interest, discount or premium paid to an individual resident in another member state unless such an individual presents a certificate obtained from the tax authorities of the member state in which he is resident confirming that those authorities are aware of the payment due to that individual. The "information reporting system" would require a member state to supply to other member states details of any payment of interest, discount or premium made by paying agents within its jurisdiction to an individual resident in another member state. For these purposes, the term "paying agent" is widely defined and includes an agent who collects interest, discounts or premiums on behalf of an individual beneficially entitled thereto.

        In June 2000, the Council of Ministers of Finance and Economics ("ECOFIN") agreed that the proposal for the Directive should be revised on the basis of a number of principles, including the following:

  a.
  the exchange of information (that is, an information reporting system) should be the ultimate objective of the European Union, in order to ensure that all citizens resident in a member state pay the tax due on all their savings income;
  b.
  there may however be an interim period (not to exceed seven years from the date of implementation of the Directive) during which member states may either exchange information on savings income with other member states or operate a withholding tax system (currently expected to be at the rate of at least 20 to 25 percent);
  c.
  discussions are to be held with key non-member countries to promote the adoption of equivalent measures in those countries, and member states are to promote the adoption of the same measures in their dependent or associated territories; and
  d.
  subject to a satisfactory outcome of the discussions described in paragraph (c), ECOFIN will decide on the implementation of the Directive no later than 31 December 2002.

        ECOFIN and the European Commission have committed themselves to seeking agreement on the substantial content of the Directive, including the rate of the withholding tax referred to in paragraph (b) above, by the end of the year 2000.

        Pending agreement on the scope and precise text of the Directive, it is not possible to say what effect, if any, the adoption of the proposed Directive would have on the guaranteed debt securities or payments in respect thereof. Holders of guaranteed debt securities who are individuals should however note that the provisions relating to the Additional Amounts referred to above, should not apply in respect of any withholding tax imposed as a result of the adoption/implementation of the Directive.

Taxation in the United States

        This section summarizes the material U.S. tax consequences to beneficial holders of guaranteed debt securities. It represents the views of our U.S. tax counsel, Cravath, Swaine & Moore. However, the discussion is limited in the following ways:

  •
  The discussion only covers you if you buy your guaranteed debt securities in the initial offering.
  •
  The discussion only covers you if you hold your guaranteed debt securities as a capital asset (that is, for investment purposes), and if you do not have a special tax status.
  •
  The discussion does not cover tax consequences that depend upon your particular tax circumstances. You should consult your tax advisor about the consequences of holding guaranteed debt securities in your particular situation.
  •
  The discussion is based on current law. Changes in the law may change the tax treatment of the guaranteed debt securities.
  •
  The discussion does not cover state, local or foreign law.
  •
  The discussion does not cover every type of guaranteed debt security that we might issue. If we intend to issue a guaranteed debt security of a type not described in this summary, additional tax information will be provided in the prospectus supplement for the applicable guaranteed debt security.

  •
  In the case of guaranteed debt securities issued by Unilever Capital Corporation, the discussion does not apply to you if you are a non-U.S. Holder of such securities and are (a) treated as owning 10% or more of the voting stock of Unilever U.S., (b) a "controlled foreign corporation" with respect to Unilever U.S., or (c) a bank making a loan in the ordinary course of its business.
  •
  We have not requested a ruling from the IRS on the tax consequences of owning the guaranteed debt securities. As a result, the IRS could disagree with portions of this discussion.

        If you are considering buying guaranteed debt securities, you should consult your tax advisor about the tax consequences of holding the guaranteed debt securities in your particular situation.

Tax Consequences to U.S. Holders

        This section applies to you if you are a "U.S. Holder". A "U.S. Holder" is:

  •
  an individual U.S. citizen or resident alien;
  •
  a corporation, or entity taxable as a corporation, that was created under U.S. law (federal or state); or
  •
  an estate or trust whose world-wide income is subject to U.S. federal income tax.

        If a partnership holds guaranteed debt securities, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding guaranteed debt securities should consult their tax advisor.

  Interest

        The tax treatment of interest paid on the guaranteed debt securities depends upon whether the interest is "Qualified Stated Interest."

        "Qualified Stated Interest" is any interest that meets all the following conditions:

  •
  It is payable at least once each year.
  •
  It is payable over the entire term of the guaranteed debt security.
  •
  It is payable at a single fixed rate or under a single formula.
  •
  The guaranteed debt security has a maturity of more than one year from its issue date.

        If any interest on a guaranteed debt security is Qualified Stated Interest, then

  •
  If you are a cash method taxpayer (including most individual holders), you must report that interest in your income when you receive it.
  •
  If you are an accrual method taxpayer, you must report that interest in your income as it accrues.

        If any interest on a guaranteed debt security is not Qualified Stated Interest, it is subject to the rules for original issue discount ("OID") described below.

  Determining Amount of OID

        Guaranteed debt securities that have OID are subject to additional tax rules. The amount of OID on a guaranteed debt security is determined as follows:

  •
  The amount of OID on a guaranteed debt security is its "stated redemption price at maturity" minus its "issue price". If this amount is zero or negative, there is no OID.
  •
  The "stated redemption price at maturity" of a guaranteed debt security is the total amount of all principal and interest payments to be made on the guaranteed debt security, other than Qualified Stated Interest. In a typical case where all interest is Qualified Stated Interest, the stated redemption price at maturity is the same as the principal amount.

  •
  The "issue price" of a guaranteed debt security is the first price at which a substantial amount of the guaranteed debt securities are sold to the public for money.

  •
  Under a special rule, if the OID determined under the general formula is very small, it is disregarded and not treated as OID. This disregarded OID is called "de minimis OID". If all the interest on a guaranteed debt security is Qualified Stated Interest, this rule applies if the amount of OID is less than the following items multiplied together: (a) .25% (1/4 of 1%), (b) the number of full years from the issue date to the maturity date of the guaranteed debt security, and (c) the principal amount.

  Accrual of OID Into Income

        If a guaranteed debt security has OID, the following consequences arise:

  •
  You must include the total amount of OID as ordinary income over the life of the guaranteed debt security.

  •
  You must include OID in income as it accrues even if you are a cash method taxpayer. This means that you are required to report OID income, and in some cases pay tax on that income, before you receive the cash that corresponds to that income.

  •
  OID accrues on a guaranteed debt security on a "constant yield" method. This method takes into account the compounding of interest. Under this method, the accrual of OID on a guaranteed debt security, combined with the inclusion into income of any Qualified Stated Interest on the guaranteed debt security, will result in you being taxed at approximately a constant percentage of your unrecovered investment in the guaranteed debt security.

  •
  The accruals of OID on a guaranteed debt security will generally be less in the early years and more in the later years.

  •
  If any of the interest paid on the guaranteed debt security is not Qualified Stated Interest, that interest is taxed solely as OID. It is not separately taxed when it is paid to you.

  •
  Your tax basis in the guaranteed debt security is initially your cost. It increases by any OID (not including Qualified Stated Interest) you report as income. It decreases by any principal payments you receive on the guaranteed debt security, and by any interest payments you receive that are not Qualified Stated Interest.

  Premium and Discount

        Additional special rules apply in the following situations involving discount or premium:

  •
  If you buy a guaranteed debt security in the initial offering for more than its stated redemption price at maturity, the excess amount you pay will be "bond premium". You can use this amount to reduce your taxable interest income over the life of the guaranteed debt security.

  •
  Similarly, if a guaranteed debt security has OID and you buy it in the initial offering for more than the issue price, the excess (up to the total amount of OID) is called "acquisition premium". The amount of OID you are required to include in income will be reduced by this amount over the life of the guaranteed debt security.

  •
  If you buy a guaranteed debt security in the initial offering for less than the initial offering price to the public, special rules concerning "market discount" may apply.

        Appropriate adjustments to tax basis are made in these situations. Holders in these situations should consult their tax advisors.

  Accrual Election

        You can elect to be taxed on the income from the guaranteed debt security in a different manner than described above. Under the election:

  •
  No interest is Qualified Stated Interest.

  •
  You include amounts in income as it economically accrues to you. The accrual of income is in accordance with the constant yield method, based on the compounding of interest. The accrual of income takes into account stated interest, OID (including de minimis OID), market discount, and premium.

  •
  Your tax basis is increased by all accruals of income and decreased by all payments you receive on the guaranteed debt security.

  Sale or Retirement of Guaranteed Debt Securities

        On your sale or retirement of your guaranteed debt security:

  •
  You will have taxable gain or loss equal to the difference between the amount received by you and your tax basis in the guaranteed debt security. Your tax basis in the guaranteed debt security is your cost, subject to certain adjustments.

  •
  Your gain or loss will generally be capital gain or loss, and will be long term capital gain or loss if you held the guaranteed debt security for more than one year.

  •
  If (a) you purchased the guaranteed debt security with de minimis OID, (b) you did not make the election to accrue all OID into income, and (c) you receive the principal amount of the guaranteed debt security upon the sale or retirement, then you will generally have capital gain equal to the amount of the de minimis OID.

  •
  If you sell the guaranteed debt security between interest payment dates, a portion of the amount you receive reflects interest that has accrued on the guaranteed debt security but has not yet been paid by the sale date. That amount is treated as ordinary interest income and not as sale proceeds.

  •
  All or part of your gain may be ordinary income rather than capital gain in certain cases. These cases include sales of short-term guaranteed debt securities, guaranteed debt securities with market discount, guaranteed debt securities with contingent payments, or foreign currency guaranteed debt securities.

  Payments by Guarantors

        A payment on a guaranteed debt security made by a guarantor will be treated in the same manner as if made directly by the issuer.

  Guaranteed Debt Securities Subject to Additional Tax Rules

        Additional or different tax rules apply to several types of guaranteed debt securities that we may issue.

        Guaranteed debt securities issued by Unilever N.V.: Unilever N.V. may issue guaranteed debt securities. Additional tax rules will apply to these securities:

  •
  The payment of any additional amounts should be taxable in the same manner as Qualified Stated Interest. However, you may be required to include payments of additional amounts in your income in the same manner as OID, as described above.

  •
  Interest you receive will be treated as foreign source income for U.S. foreign tax credit purposes.

  •
  You may either deduct or (generally) claim a foreign tax credit for any withholding tax imposed by The Netherlands on payments of interest.

  •
  The calculation of foreign tax credits is very complicated. In addition, restrictions apply to your ability to claim foreign tax credits.

        Short-Term Guaranteed Debt Securities: We may issue guaranteed debt securities with a maturity of one year or less. These are referred to as "short-term guaranteed debt securities."

  •
  No interest on these guaranteed debt securities is Qualified Stated Interest. Otherwise, the amount of OID is calculated in the same manner as described above.

  •
  Certain elections apply to the method of accrual of OID on short-term guaranteed debt securities over the life of the guaranteed debt securities.

  •
  Accrual method taxpayers and certain others, such as banks and securities dealers, must include OID in income as it accrues.

  •
  If you are a cash method taxpayer not subject to the accrual rule described above, you do not include OID in income until you actually receive payments on the guaranteed debt security. Alternatively, you can elect to include OID in income as it accrues.

  •
  Two special rules apply if you are a cash method taxpayer and you do not include OID in income as it accrues. First, if you sell the guaranteed debt security or it is paid at maturity, and you have a taxable gain, then the gain is ordinary income to the extent of the accrued OID on the guaranteed debt security at the time of the sale that you have not yet taken into income. Second, if you borrow money (or do not repay outstanding debt) to acquire or hold the guaranteed debt security, then while you hold the guaranteed debt security you cannot deduct any interest on the borrowing that corresponds to accrued OID on the guaranteed debt security until you include the OID in your income.

        Floating Rate Guaranteed Debt Securities: Floating rate guaranteed debt securities are subject to special OID rules.

  •
  If the interest rate is based on a single fixed formula based on objective financial information (which may include a fixed interest rate for the initial period), all the interest will be Qualified Stated Interest. The amount of OID (if any), and the method of accrual of OID, will then be calculated by converting the guaranteed debt security's initial floating rate into a fixed rate and by applying the general OID rules described above.

  •
  If the guaranteed debt security has more than one formula for interest rates, it is possible that the combination of interest rates might create OID. You should consult your tax advisor concerning the OID accruals on such a guaranteed debt security.

        Foreign Currency Guaranteed Debt Securities: A "foreign currency guaranteed debt security" is a guaranteed debt security denominated in a currency other than U.S. dollars. Special tax rules apply to these guaranteed debt securities:

  •
  If you are a cash method taxpayer, you will be taxed on the U.S. dollar value of any foreign currency you receive as interest. The dollar value will be determined as of the date when you receive the payments.

  •
  If you are an accrual method taxpayer, you must report interest income as it accrues. You can use the average foreign currency exchange rate during the relevant interest accrual period (or, if that period spans two taxable years, during the portion of the interest accrual period in the relevant taxable year). In this case, you will make an adjustment upon receipt of the foreign currency to reflect actual exchange rates at that time. Certain alternative elections may also be available.

  •
  Any OID on foreign currency guaranteed debt securities will be determined in the relevant foreign currency. All holders must accrue OID in the same manner that an accrual basis holder accrues interest income.

  •
  Your initial tax basis in a foreign currency guaranteed debt security is the amount of U.S. dollars you pay for the guaranteed debt security (or, if you pay in foreign currency, the value of that foreign currency on the purchase date). Adjustments are made to reflect OID and other items as described above.

  •
  If you collect foreign currency upon the maturity of the guaranteed debt security, or if you sell the guaranteed debt security for foreign currency, your gain or loss will be based on the U.S. dollar value of the foreign currency you receive. For a publicly traded foreign currency guaranteed debt security, this value is determined for cash basis taxpayers on the settlement date for the sale of the guaranteed debt security, and for accrual basis taxpayers on the trade date for the sale (although such taxpayers can also elect the settlement date). You will then have a tax basis in the foreign currency equal to the value reported on the sale.

  •
  Any gain or loss on the sale or retirement of a guaranteed debt security will be ordinary income or loss to the extent it arises from currency fluctuations between your purchase date and sale date. Any gain or loss on the sale of foreign currency will also be ordinary income or loss.

        Other Categories of Guaranteed Debt Securities: Additional rules may apply to certain other categories of guaranteed debt securities. The prospectus supplement for these guaranteed debt securities may describe these rules. In addition, you should consult your tax advisor in these situations. These categories of guaranteed debt securities include:

  •
  guaranteed debt securities that are issued in bearer form;

  •
  guaranteed debt securities with contingent payments;

  •
  indexed guaranteed debt securities with an index tied to currencies;

  •
  guaranteed debt securities that are convertible into Ordinary Shares Fl.1.12 or Nedamtrust Certificates;

  •
  guaranteed debt securities that are exchangeable into property other than Ordinary Shares Fl.1.12 or Nedamtrust Certificates;

  •
  guaranteed debt securities that you can put to the issuer before their maturity;

  •
  guaranteed debt securities that are callable by the issuer before their maturity, other than typical calls at a premium; and

  •
  guaranteed debt securities that are extendable at the option of the issuer or the holder.

  Information Reporting and Backup Withholding

        Under the tax rules concerning information reporting to the IRS:

  •
  Assuming you hold your guaranteed debt securities through a broker or other securities intermediary, the intermediary is required to provide information to the IRS concerning interest, OID and retirement proceeds on your guaranteed debt securities, unless an exemption applies.

  •
  Similarly, unless an exemption applies, you must provide the intermediary with your Taxpayer Identification Number for its use in reporting information to the IRS. If you are an individual,

    this is your social security number. You are also required to comply with other IRS requirements concerning information reporting.

  •
  If you are subject to these requirements but do not comply, the intermediary is required to withhold 31% of all amounts payable to you on the guaranteed debt securities (including principal payments). If the intermediary withholds payments, you may use the withheld amount as a credit against your federal income tax liability.

  •
  All U.S. Holders that are individuals are subject to these requirements. Some U.S. Holders, including all corporations, tax-exempt organizations and individual retirement accounts, are exempt from these requirements.

Tax Consequences to Non-U.S. Holders

        This section applies to you if you are a "Non-U.S. Holder." A "Non-U.S. Holder" is:

  •
  an individual that is a nonresident alien;

  •
  a corporation organized or created under non-U.S. law; or

  •
  an estate or trust that is not taxable in the U.S. on its worldwide income.

  Withholding Taxes

        Generally, payments of principal and interest, including OID, on the guaranteed debt securities will not be subject to U.S. withholding taxes. The same rules will apply to payments of additional amounts and payments made by a guarantor on a guaranteed debt security.

        However, if you hold guaranteed debt securities issued by Unilever Capital Corporation, for the exemption from withholding taxes to apply to you, you must meet one of the following requirements:

  •
  You provide your name, address, and a signed statement that you are the beneficial owner of the guaranteed debt security and are not a U.S. Holder. This statement is generally made on Form W-8BEN.

  •
  You or your agent claim an exemption from withholding tax under an applicable tax treaty. This claim is generally made on Form W-8BEN.

  •
  You or your agent claim an exemption from withholding tax on the ground that the income is effectively connected with the conduct of a trade or business in the U.S. This claim is generally made on Form W-8ECI.

        You should consult your tax advisor about the specific methods for satisfying these requirements. These procedures will change on January 1, 2001. In addition, a claim for exemption will not be valid if the person receiving the applicable form has actual knowledge that the statements on the form are false.

        Even if you comply with these conditions, withholding tax might arise on guaranteed debt instruments issued by Unilever Capital Corporation if the amount of interest is based on the earnings or other attributes of Unilever Capital Corporation, Unilever N.V. or a related party. If this exception applies, additional information will be provided in the prospectus supplement.

  Sale or Retirement of Guaranteed Debt Securities

        If you sell a guaranteed debt security or it is redeemed, you will not be subject to federal income tax on any gain unless one of the following applies:

  •
  The gain is connected with a trade or business that you conduct in the U.S.

  •
  You are an individual, you are present in the U.S. for at least 183 days during the year in which you dispose of the guaranteed debt security, and certain other conditions are satisfied.

  •
  The gain represents accrued interest or OID, in which case the rules for interest would apply.

  U.S. Trade or Business

        If you hold your guaranteed debt security in connection with a trade or business that you are conducting in the U.S.:

  •
  Any interest on the guaranteed debt security, and any gain from disposing of the guaranteed debt security, generally will be subject to income tax as if you were a U.S. Holder.

  •
  If you are a corporation, you may be subject to the "branch profits tax" on your earnings that are connected with your U.S. trade or business, including earnings from the guaranteed debt security. This tax is 30%, but may be reduced or eliminated by an applicable income tax treaty.

  Estate Taxes

        If you are an individual, your guaranteed debt securities will not be subject to U.S. estate tax when you die. However, if you hold guaranteed debt securities issued by Unilever Capital Corporation, this rule only applies if, at the time of your death, payments on such guaranteed debt securities were not connected to a trade or business that you were conducting in the U.S.

  Information Reporting and Backup Withholding

        U.S. rules concerning information reporting and backup withholding are described above. These rules apply to Non-U.S. Holders as follows:

  •
  Principal and interest payments received by you will be automatically exempt from the usual rules if you provide the tax certifications needed to avoid withholding tax on interest, as described above. The exemption does not apply if the recipient of the applicable form knows that the form is false. In addition, in the case of guaranteed debt securities issued by Unilever Capital Corporation, interest payments made to you will be reported to the IRS on Form 1042-S.

  •
  Sale proceeds you receive on a sale of your guaranteed debt securities through a broker may be subject to information reporting and/or backup withholding if you are not eligible for an exemption. In particular, information reporting and backup reporting may apply if you use the U.S. office of a broker, and information reporting (but not backup withholding) may apply if you use the foreign office of a broker that has certain connections to the U.S. You should consult your tax advisor concerning information reporting and backup withholding on a sale.

        PROSPECTIVE INVESTORS SHOULD CONSULT LEGAL AND TAX ADVISORS IN THE COUNTRIES OF THEIR CITIZENSHIP, RESIDENCE AND DOMICILE TO DETERMINE THE POSSIBLE TAX CONSEQUENCES OF PURCHASING, HOLDING, SELLING AND REDEEMING GUARANTEED DEBT SECURITIES UNDER THE LAWS OF THEIR RESPECTIVE JURISDICTIONS.

DESCRIPTION OF UNILEVER N.V. SHARE CAPITAL

        The presently authorized number of ordinary shares of Unilever N.V., and the par value thereof, are (i) 2,400 ordinary shares, par value Fl. 1,000 per share (the "Ordinary Shares Fl. 1,000" and, sometimes, the "Special Shares"), all of which were outstanding on September 22, 2000, and (ii) 1,000,000,000 Ordinary Shares, par value F1 1.12 (the "Ordinary Shares F1. 1.12") per share, of which 571,575,900 shares were outstanding on September 22, 2000 (collectively, the "Ordinary Shares").

        The presently authorized number of preference shares of Unilever N.V., and the par value thereof, are (i) 75,000 shares of 7% cumulative preference shares, par value Fl. 1,000 per share (the "7% Preference Shares"), of which 29,000 shares were outstanding on September 22, 2000, (ii) 200,000 6% cumulative preference shares, par value Fl. 1,000 per share (the "6% Preference Shares"), of which 161,060 shares were outstanding on September 22, 2000, (iii) 750,000 shares of 4% cumulative preference shares, par value Fl. 100 per share (the "4% Preference Shares"), all of which were outstanding on September 22, 2000, and (iv) 650,000,000 ten cents cumulative preference shares, par value F1. 0.10 per share (the "10 cents Preference Shares"), of which 211,473,785 shares were outstanding on September 22, 2000 (collectively, the "Preference Shares").

        The holder may elect to receive either Unilever N.V. Ordinary Shares for which certificates may be issued either in bearer form or in registered form, or Nedamtrust Certificates (described below). The Unilever N.V. Ordinary Shares are mainly in bearer form, except for New York Registry Shares.

        New York Registry Shares are issued and transferred at the office of Morgan Guaranty, the transfer agent of Unilever N.V. in New York City, and are issued in exchange for equivalent nominal amounts of Unilever N.V. Ordinary Shares and/or Nedamtrust Certificates. ABN AMRO Bank N.V. in Rotterdam, The Netherlands, acts as proxy for voting purposes at the General Meetings of Shareholders of Unilever N.V. for those holders of New York Registry Shares who so designate.

        The Ordinary Shares Fl. 1,000, although constituting part of the ordinary capital of Unilever N.V., are limited as to transferability and are not interchangeable for any other form of Ordinary Shares.

Nedamtrust and Nedamtrust Certificates

        Nedamtrust is an independent trust company under the law of The Netherlands, which has an agreement with Unilever N.V. to issue depositary receipts against Unilever N.V. shares. It is not controlled by Unilever N.V., Unilever PLC or any company connected with the Unilever Group—it is a wholly owned subsidiary of N.V. Algemeen Nederlands Trustkantoor ANT (ANT). Five Dutch financial institutions hold 45% of ANT's shares between them—they have between 5% and 10% each, and the rest of its shares are owned by a large number of individual shareholders. As part of its corporate objects Nedamtrust is able to:

  •
  issue depositary receipts;

  •
  carry out administration for the shares which underlie depositary receipts it has issued; and

  •
  exercise voting rights for these underlying shares.

        The depositary receipts issued by Nedamtrust against Unilever N.V. shares are known as Nedamtrust certificates. They are in bearer form, and are traded and quoted on the Amsterdam stock exchange and other European stock exchanges. Nedamtrust has issued certificates for Unilever N.V.'s Ordinary Shares F1. 1.12 and 7% Preference Shares, and almost all the Unilever N.V. shares traded and quoted in Europe are in the form of these certificates. The exception is that there are no certificates for Unilever N.V.'s 4%, 6% and 10 cents Preference Shares.

        If you hold Nedamtrust certificates you can attend or appoint a proxy at Unilever N.V. shareholders' meetings, but you cannot vote. By holding a certificate, you give Nedamtrust's Board the right to vote the underlying share, and to do anything else they think is necessary in connection with it. Nedamtrust's Board decides on the best way to vote the Unilever N.V. ordinary and preference shares it holds at shareholders' meetings. Trust companies in The Netherlands will not usually vote to influence the operations of companies, and in the past Nedamtrust has always followed this policy. However, if a change to shareholders' rights is proposed Nedamtrust will let shareholders know if it intends to vote, at least 14 days in advance if possible. It will do this by advertising in the press but it will not necessarily say which way it is planning to vote.

        If you wish to have your full Unilever N.V. shareholder rights, including the right to vote, you can exchange your Nedamtrust certificate at any time for the underlying Ordinary Share F1. 1.12 or 7% Preference Share (or vice versa—you will need to exchange the share for a certificate again in order to trade it). You will normally have to pay an administration fee for this. Alternatively, whenever an Unilever N.V. shareholders meeting is held, if:

  •
  you have Nedamtrust certificates for Unilever N.V. Ordinary Shares of F1. 1.12 or a multiple of F1. 1.12; or

  •
  you have Nedamtrust certificates for one or more Unilever N.V. 7% Preference Shares you can request that Nedamtrust issue to you a personal proxy for those shares. This will be free of charge and will enable you to vote in respect of those shares at that meeting.

        Nedamtrust's Unilever N.V. shareholding fluctuates daily—for its holdings on September 15, 2000 see below. In the past the majority of votes cast by ordinary and preference shareholders at Unilever N.V. meetings were cast by Nedamtrust.

        The outstanding Ordinary Shares and the outstanding Preference Shares held by Nedamtrust as of September 15, 2000 were:

413,644,967	Ordinary Shares of Fl. 1.12
9,936	7% Cumulative Preference Shares of Fl. 1,000
5.7	6% Cumulative Preference Shares of Fl. 1,000
23	4% Cumulative Preference Shares of Fl. 100

        Nedamtrust is required to collect dividends and other distributions on the Unilever N.V. Ordinary Shares and to make these available to Nedamtrust Certificate holders within three days after the first payment date of the dividend or other distribution on the Unilever N.V. Ordinary Shares. In the case of an optional stock or cash dividend, Nedamtrust Certificate holders must be notified thereof by means of an advertisement. Four days before the day on which Nedamtrust must make its choice, the Nedamtrust Certificate holders may advise Nedamtrust which option they elect. If such election is not conveyed to Nedamtrust in time, it will elect the option which it deems to serve best the interests of the Nedamtrust Certificate holders. Distributions on CF Certificates are made through Centrum voor Fondsenadministratie B.V.

        In the case of a share issue with pre-emption rights for existing shareholders, Nedamtrust will enable the Nedamtrust Certificate holders to exercise corresponding pre-emption rights in respect of their Nedamtrust Certificates.

        Nedamtrust does not charge Nedamtrust Certificate holders any costs, fees or commissions relating to its activities, except as otherwise provided in the Conditions of Administration in relation to the replacement and exchange of Nedamtrust Certificates. Subject to certain exceptions, for exchanging original share certificates for Nedamtrust Certificates and for exchanging Nedamtrust Certificates for original share certificates, Nedamtrust may charge the applicant a reasonable sum to be fixed by Nedamtrust and Unilever N.V.

        A shareholder of a Netherlands company cannot sue its directors derivatively (i.e., in the name of and for the benefit of the company). Furthermore, Netherlands law does not provide for class action suits, such as a suit by one shareholder for his benefit and the benefit of others similarly situated against a company or its directors. The foregoing may limit, in comparison to the rights of shareholders of a United States company, the rights of the shareholders of a Netherlands company to sue the company or its directors.

Provisions of Articles of Association

        The following statements are brief summaries of certain provisions of the Unilever N.V. Articles, with respect to certain rights and preferences of the holders of Preference Shares and Ordinary Shares of Unilever N.V. Such summaries do not purport to be complete statements of such provisions and are qualified in their entirety by reference to such articles of association, a copy of which has been included as an exhibit to the Registration Statement.

        Dividend Rights.    Each year a balance sheet and profit and loss account for the preceding year are prepared by the Board of Directors of Unilever N.V. and submitted to Unilever N.V.'s General Meeting of Shareholders for shareholder approval. Any profit after providing for losses not yet covered from previous years and reserves deemed necessary by the Board of Directors and after the Equalisation Agreement (as described below under "Equalisation Agreement") shall have been fully complied with, is applied, first, to the payment of dividends on the Preference Shares. The dividends on such Preference Shares are cumulative and all classes thereof rank pari passu with respect to dividends and other rights. If the amount of the profit is not sufficient to pay dividends on the Preference Shares in full, such amount shall be distributed among the holders of the Preference Shares in such manner that the percentages of dividend payable on the 7% Preference Shares, 6% Preference Shares and 4% Preference Shares shall be in the ratio of seven to six to four. From the amount of the profit remaining after distribution to the before mentioned Preference Shares, dividend is distributed, if possible, to the holders of 10 cents Preference Shares. Any balance of the profits may be applied wholly or partly by the General Meeting to extra reserves, carried forward, allocated for any other purpose in Unilever N.V.'s interest or distributed as a dividend among the holders of the Ordinary Shares. Dividends are distributed among holders of Ordinary Shares pro rata to the nominal amounts of their holdings.

        The Board of Directors may, if an interim statement of assets and liabilities shows that Unilever N.V.'s capital and reserves are higher than the sum of the paid-up and called capital plus the reserves which have to be kept by virtue of law or the Unilever N.V. Articles, pay interim dividends.

        The right to a cash distribution lapses if not claimed within five years after becoming payable. If a distribution is made by issuing shares in Unilever N.V.'s capital, any shares not claimed by the person entitled thereto five years after the first day on which they were obtainable may be converted into money by Unilever N.V. on such person's account. The right to the proceeds shall lapse and such proceeds shall be credited to Unilever N.V.'s Profit and Loss Account if they have not been collected by the person entitled thereto 5 years after the first day on which the shares were obtainable.

        There are no limitations in any indentures or other agreements on payment of dividends except insofar as the Equalisation Agreement constitutes such a limitation.

        General Meetings and Voting Rights.    General Meetings of Shareholders of Unilever N.V. are held in Rotterdam or Vlaardingen at such time and place as the Board of Directors may decide. In order to be able to attend and vote at any such General Meeting, shareholders must within the time specified in the notice calling such meeting, (a) in the case of shares in registered form, advise Unilever N.V. in writing of their intention to attend and (b) in the case of shares in bearer form, deposit at the places specified in such notice the certificates for such shares. Voting rights may be exercised in person or by proxy. At such Meetings one vote may be cast for each Fl. 0.10 nominal amount of Preference Shares, Ordinary Shares or New York Registry Shares (except that the holder of half the Ordinary Shares Fl. 1,000, N.V. Elma, being a group company of Unilever N.V., and any other holder of Preference Shares or Ordinary Shares which is a group company of Unilever N.V. may not, by law, exercise any vote). Under new rules which came into force on January 1, 2000, the Board of Directors may set a Record Date, such date being 7 days prior to the General Meeting at most. Shareholders on the Record Date are entitled to attend the General Meeting and exercise voting rights.

        Except as otherwise provided by law or the Unilever N.V. Articles, all resolutions at meetings of shareholders are adopted by an absolute majority of votes cast. In the case of resolutions relating to an alteration of the Unilever N.V. Articles or of the Equalisation Agreement or to liquidation of Unilever N.V., special requirements have to be met either as regards a qualified majority or otherwise as set out below.

        According to Unilever N.V.'s Articles, shareholders who together represent at least 10% of the issued capital of Unilever N.V. may propose resolutions for inclusion in the agenda of any General Meeting. Such shareholders may also requisition Extraordinary General Meetings to deal with specific resolutions. However, in response to the recommendations of the Committee on Corporate Governance, the Board of Directors has confirmed that Shareholders who individually or jointly hold 1% of the issued capital or whose shares or depository receipts represent at least a value of Fl. 500,000 may propose resolutions for inclusion in the agenda of the General Meeting. Such a request will have to be submitted to the Board of Directors or the Chairman of the Supervisory Board at least sixty days before the date of the General Meeting and will be honored unless in the opinion of the Supervisory Board and the Board of Directors substantive company interests rule against the placing of such item on the agenda.

        Election and Removal of Directors.    All members of the Board of Directors of Unilever N.V. are elected each year at the Annual General Meeting, and between Annual General Meetings additional Directors of Unilever N.V. may be elected by Extraordinary General Meetings, in all cases to hold office until the next Annual General Meeting. Candidates for the office of Director of Unilever N.V. are put forward on separate nomination lists for each vacancy, each list nominating at least two persons for the vacancy. Such lists are drawn up by the holders of Ordinary Shares Fl. 1,000. The General Meeting of Shareholders of Unilever N.V. elects one of the candidates on each list as a Director. The election is made by an absolute majority of votes cast; in the event of an equality of votes, the election is decided by lot. The General Meeting of Shareholders may at any time, by an absolute majority of votes cast, remove from office any Director, provided the resolution for such purpose is included in the agenda of such Meeting. Such resolution must assign reasons for the removal.

        Reference is made to the section below entitled "Unity of Unilever N.V. and Unilever PLC" for a discussion of the unity of management and operations of Unilever N.V. and Unilever PLC.

        Alteration of Unilever N.V. Articles.    A resolution to alter the Unilever N.V. Articles must be proposed by the Board of Directors and passed by a General Meeting of Shareholders. If the resolution would prejudice the rights of the holders of any series of Preference Shares, then it also requires the approval of a meeting of the holders of such series of Preference Shares passed by at least three-fourths of the votes cast at such meeting.

        Alteration or Termination of Equalisation Agreement.    A resolution to alter or terminate the Equalisation Agreement must be proposed by the Board of Directors and passed by a General Meeting of Shareholders. Such resolution requires the approval of the holders of Ordinary Shares given by a majority vote at a meeting of such holders at which not less than one-half of the total issued ordinary capital is represented. If the resolution would prejudice the holders of Preference Shares with respect to the Equalisation Agreement or would terminate such Agreement, then it also requires the approval of the holders of Preference Shares given by a majority of not less than three-quarters of the votes cast at a meeting of such holders at which not less than two-thirds of the total issued preference capital is represented. If in connection with any meeting relating to the Equalisation Agreement the prescribed quorum shall not be obtained, a new meeting may thereafter be called at which the capital actually represented shall constitute a sufficient quorum.

        Liquidation Rights.    A resolution to wind up Unilever N.V. must be proposed by the Board of Directors and carried in a General Meeting of Shareholders by at least three-quarters of the votes cast. Subject to the Equalisation Agreement, the assets of Unilever N.V. available for distribution among shareholders in winding up are applied first to the repayment of the capital of the Preference Shares and any arrears of dividends thereon, and thereafter to the distribution to the holders of the Ordinary Shares in proportion to their holdings.

        Liability to Further Calls.    The presently issued and outstanding Ordinary Shares and Preference Shares of Unilever N.V. are, and any Unilever N.V. Ordinary Shares issued upon conversion of guaranteed debt securities will be, fully paid and nonassessable and no further liability will attach to the holders thereof.

        Issue of Shares; Preemptive Rights.    Unilever N.V. may issue shares not yet issued only pursuant to a resolution of the General Meeting of Shareholders or of another company body designated for such purpose by a resolution of the General Meeting. On May 3, 2000, the General Meeting of Shareholders designated the Board of Directors as the sole company body which is authorized until November 3, 2001 to resolve on the issue of, or on the granting of rights to subscribe for, all shares of Unilever N.V. not yet issued at the time of such decision.

        Except in certain instances prescribed by law, the holders of Unilever N.V. Ordinary Shares have preemptive rights on a pro rata basis to purchase additional Unilever N.V. Ordinary Shares when issued. Such preemptive rights may be limited or excluded by the Board of Directors if a resolution is passed at a General Meeting of Shareholders which confers such power of the Board of Directors for a maximum of five years. This power may from time to time be extended by resolution at a General Meeting of Shareholders but never for a period in excess of five years. On May 3, 2000, the General Meeting of Shareholders designated the Board of Directors as the sole company body which is authorized until November 3, 2001 to restrict or exclude the preemption rights that accrue to shareholders by law upon issue of, or on granting of rights to subscribe for, Unilever N.V. Ordinary Shares against payment wholly or partly in cash, provided such restriction or exclusion relates either to shares to be issued against payment partly in cash and partly other than in cash or to shares to be issued against payment solely in cash and whose number to be issued between May 3, 2000 and November 3, 2001 has an aggregate nominal value of no more than Fl. 50,000,000.

        Purchase by Unilever N.V. of Its Own Shares.    Subject to certain restrictions contained in Netherlands law and the Unilever N.V. Articles, the Board of Directors may cause Unilever N.V. to purchase its own fully-paid shares, provided that the total number of shares so purchased may not exceed, in the aggregate, 10% of its issued capital. Such purchases may be made only upon authorization by the General Meeting of Shareholders, which authorization is valid for a maximum of 18 months. At the General Meeting of Shareholders held on May 3, 2000, the Unilever N.V. shareholders authorized the Board of Directors until November 3, 2001 to cause Unilever N.V. to buy in its own shares and trust certificates therefor, within the limits set by law, either through purchase on a stock exchange or otherwise, at any price between 10% above and 10% below the opening price quoted for shares or trust certificates of the relevant class on the ASE on the day of purchase or, failing such price, the last price previously quoted on such stock exchange.

UNITY OF UNILEVER N.V. AND UNILEVER PLC

Unity of management

        In order to ensure unity of management, Unilever N.V. and Unilever PLC have the same directors. We achieve this through our nomination procedure. Only the holders of the Special Shares can nominate anyone for election to the Unilever N.V. Board of Directors, and only the holders of Unilever PLC's deferred stock can nominate anyone for election to the Unilever PLC Board of Directors. The current directors can ensure that both Unilever N.V. and Unilever PLC shareholders are presented with the same candidates for election as directors, because the joint holders of both the Special Shares and the deferred stock are N.V. Elma and United Holdings Limited, which are subsidiaries of Unilever N.V. and Unilever PLC.

        Unilever N.V. and Unilever PLC both act as directors of N.V. Elma and of United Holdings Limited. The Chairmen of Unilever N.V. and Unilever PLC are additional directors of United Holdings Limited.

Equalisation Agreement

        In order that Unilever N.V. and Unilever PLC operate for all practical purposes as a single company, we have an Equalisation Agreement.

        Under the Equalisation Agreement, Unilever N.V. and Unilever PLC adopt the same financial periods and accounting policies. Neither company can issue or reduce capital without the consent of the other. If one had losses, or was unable to pay its preference dividends, we would make up the loss or shortfall out of:

  •
  the current profits of the other company (after it has paid its own preference shareholders)

  •
  then its own free reserves

  •
  then the free reserves of the other company.

        If either company could not pay its ordinary dividends, we would follow the same procedure, except that the current profits of the other company would only be used after it had paid its own ordinary shareholders and if the directors thought it appropriate.

        So far Unilever N.V. and Unilever PLC have always been able to pay their own dividends, so we have never had to follow this procedure. If we did, the payment from one company to the other would be subject to any United Kingdom and Dutch tax and exchange control laws applicable at that time.

        The Equalisation Agreement also makes the position of the shareholders of both companies, as far as possible, the same as if they held shares in a single company. To make this possible we compare the ordinary share capital of the two companies in units: a unit made up of FL. 12 nominal of Unilever N.V.'s ordinary capital carries the same weight as a unit made up of £1 nominal of Unilever PLC's ordinary capital. For every unit (Fl. 12) you have of Unilever N.V. you have the same financial rights and benefits as the owner of a unit (£1) of Unilever PLC. Unilever N.V.'s ordinary shares currently each have a nominal value of Fl. 1.12, and Unilever PLC's share capital is divided into ordinary shares of 1.4p each. This means that a FL. 12 unit of Unilever N.V. is made up of 10.71 Unilever N.V. ordinary shares of FL 1.12 each and a £1 unit of Unilever PLC is made up of 71.43 Unilever PLC ordinary shares of 1.4p each. Consequently, one Unilever N.V. ordinary share equates to 6.67 ordinary shares of Unilever PLC.

        When we pay ordinary dividends we use this formula. On the same day Unilever N.V. and Unilever PLC allocate funds for the dividend from their part of our current profits and free reserves. We pay the same amount on each Unilever N.V. share as on 6.67 Unilever PLC shares calculated at the relevant exchange rate: for interim dividends this exchange rate is the average rate for the quarter before we declare the dividend. For final dividends we use the average rate for the year. In arriving at the Equalised amount we include any tax payable by the company in respect of the dividend, but calculate it before any tax deductible by the company from the dividend.

        In principle, issues of bonus shares and rights offerings can only be made in ordinary shares. Again we would ensure that shareholders of Unilever N.V. and Unilever PLC received shares in equal proportions, using the ratio of FL. 12 Unilever N.V. nominal share capital to £1 Unilever PLC nominal share capital. The subscription price for one new Unilever N.V. share would have to be the same, at the prevailing exchange rate, as the price for 6.67 new Unilever PLC shares.

        Under the Equalisation Agreement (as amended in 1981) the two companies are permitted to pay different dividends in the following exceptional circumstances:

  •
  If the average annual sterling/guilder exchange rate changed so substantially from one year to the next that to pay equal dividends at the current exchange rates, either Unilever N.V. or Unilever PLC would have to pay a dividend that was unreasonable (i.e. substantially larger or smaller in its own currency than the dividend it paid in the previous year).

  •
  The governments of the United Kingdom or The Netherlands could in some circumstances place restrictions on the proportion of a company's profits which can be paid out as dividends. This could mean that in order to pay equal dividends one company would have to pay out an amount which would breach the limitations in place at the time, or that the other company would have to pay a smaller dividend.

        In either of these rare cases, Unilever N.V. and Unilever PLC could pay different amounts of dividend if the Boards thought it appropriate. The company paying less than the equalised dividend would put the difference between the dividends into a reserve: an equalisation reserve in the case of exchange rate fluctuations, or a dividend reserve in the case of a government restriction. The reserves would be paid out to its shareholders when it became possible or reasonable to do so, which would ensure that the shareholders of both companies would ultimately be treated the same. To date we have never had to use these measures.

        If both companies go into liquidation, Unilever N.V. and Unilever PLC will each use any funds available for shareholders to pay the prior claims of their own preference shareholders. Then they will use any surplus to pay each other's preference shareholders, if necessary. After these claims have been met, they will pay out any equalisation or dividend reserve to their own shareholders before pooling the remaining surplus. This will be distributed to the ordinary shareholders of both companies, once again on the basis that the owner of FL. 12 nominal Unilever N.V. ordinary share capital will get the same as the owner of £1 nominal Unilever PLC share capital. If one company goes into liquidation, we will apply the same principles as if both had gone into liquidation simultaneously.

More information about our Constitutional Documents

        Under the Articles of Association of Unilever N.V. and the Memorandum and Articles of Association of Unilever PLC, both companies are required to carry out the Equalisation Agreement with the other. Both documents state that the agreement cannot be changed or terminated without the approval of both sets of shareholders.

        For Unilever N.V. the necessary approval is as follows:

  •
  at least one half of the total issued ordinary capital must be represented at an ordinary shareholders meeting, where the majority must vote in favor; and

  •
  (if they would be disadvantaged or the agreement is to be terminated), at least two thirds of the total issued preference share capital must be represented at a preference shareholders meeting, where at least three quarters must vote in favor

        For Unilever PLC, the necessary approval must be given by:

  •
  the holders of a majority of all issued shares voting at a general meeting; and

  •
  the holders of the ordinary shares, either by three quarters in writing or by three quarters voting at a general meeting where the majority of the ordinary shares in issue are represented.

        The Articles of Unilever N.V. establish that any payment under the Equalisation Agreement will be credited or debited to the profit and loss account for the financial year in question.

        The Unilever PLC Articles state that the Board must carry out the Equalisation Agreement and that the provisions of the Articles are subject to it.

        We are advised by Counsel that these provisions oblige the Boards to carry out the Equalisation Agreement, unless it is amended or terminated with the approval of the shareholders of both companies. If the Boards fail to enforce the agreement, shareholders can compel them to do so under Dutch and United Kingdom law.

Mutual Guarantee of Borrowings

        There is a contractual arrangement between Unilever N.V. and Unilever PLC under which each will, if asked by the other, guarantee its borrowings. They can also agree jointly to guarantee the borrowings of their subsidiaries. We use this arrangement, as a matter of financial policy, for certain significant public borrowings. The arrangements enable lenders to rely on our combined financial strength.

Combined Earnings Per Share

        Because of the Equalisation Agreement and the other arrangements between Unilever N.V. and Unilever PLC, we calculate combined earnings per share for Unilever N.V. and Unilever PLC, and show the figure in both guilders and sterling.

        We base the calculation on the average amount of Unilever N.V. and Unilever PLC's ordinary capital in issue during the year. For the main calculation we exclude shares which have been purchased to satisfy employee share options. We also calculate a fully diluted earnings per share figure, where we include these shares.

        The process by which we calculate the earnings per share is as follows. First we convert the average capital of Unilever N.V. and Unilever PLC into units using the formula in the Equalisation Agreement: one unit equals 10.71 Unilever N.V. shares or 71.43 Unilever PLC shares. We add these together to find the total number of units of combined share capital.

        Then the amount of net profit which is attributable to ordinary capital, in guilders and in sterling, is divided by this total number of units to find the amount per combined unit in both currencies.

        Finally we convert the combined unit back into Unilever N.V. and Unilever PLC ordinary shares, to show the amount per one share of each. The amount per combined unit is divided by 10.71 to find the amount per F1 1.12 share, and by 71.43 to find the amount per 1.4p share.

        Despite the Equalisation Agreement, Unilever N.V. and Unilever PLC are independent companies, and are subject to different laws and regulations on paying dividends in The Netherlands and the United Kingdom. We assume in our combined earnings per share calculation that both companies will be able to pay their dividends out of their part of our profits. This has always been the case in the past, but if we did have to make a payment from one to the other it could attract additional tax, and reduce the combined earnings per share.

PLAN OF DISTRIBUTION

        We may sell the guaranteed debt securities in and outside the United States (i) through underwriters or dealers, (ii) directly to purchasers or (iii) through agents. The prospectus supplement will include the following information:

  (a)
  the terms of the offering;

  (b)
  the names of any underwriters or agents;

  (c)
  the purchase price of the securities from us;

  (d)
  the net proceeds to us from the sale of the securities;

  (e)
  any delayed delivery arrangements;

  (f)
  any underwriting discounts and other items constituting underwriters' compensation;

  (g)
  any initial public offering price; and

  (h)
  any discounts or concessions allowed or reallowed or paid to dealers.

Sale Through Underwriters or Dealers

        If we use underwriters in the sale, the underwriters will acquire the guaranteed debt securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

        During and after an offering through underwriters, the underwriters may purchase and sell the guaranteed debt securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if such offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued at any time.

        If we use dealers in the sale of the guaranteed debt securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

        We may sell the guaranteed debt securities directly. In this case, no underwriters or agents would be involved. We may also sell the guaranteed debt securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

        We may sell the guaranteed debt securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

        If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase guaranteed debt securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

        We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

        Any underwriter of an offering of guaranteed debt securities will represent and agree that:

  •
  it will not offer or sell, in the United Kingdom (i) any guaranteed debt securities, in respect of which admission to listing in accordance with Part IV of the Financial Services Act 1986 is sought prior to admission of such Notes to such listing, or (ii) any guaranteed debt securities in respect of which admission to such listing is not to be sought and which have a maturity of one year or more, prior to the date which is six months after their date of issue, in each case, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or, in the case of guaranteed debt securities in respect of which admission to such listing is to be sought, the Financial Services Act 1986;

  •
  it will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the guaranteed debt securities in, from or otherwise involving the United Kingdom;

  •
  it will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of guaranteed debt securities if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on; and

  •
  it will not offer or sell any guaranteed debt securities directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person except under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant governmental and regulatory authorities in effect at the relevant time. For purposes of this paragraph, "Japanese person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

        The place and time of delivery for the guaranteed debt securities in respect of which this Prospectus is delivered will be set forth in the Prospectus Supplement.

LEGAL MATTERS

        The validity of the guaranteed debt securities, the guarantees and the Ordinary Shares Fl. 1.12 deliverable upon conversion of the guaranteed debt securities in respect of which this Prospectus is being delivered will be passed upon for Unilever Capital Corporation, Unilever N.V., Unilever PLC and Unilever U.S. by their United States counsel, Cravath, Swaine & Moore, 825 Eighth Avenue, New York, New York 10019. Cravath, Swaine & Moore will rely on J.W. Winter, Senior Company Law Advisor, with respect to all matters of Dutch law, and S. G. Williams, General Counsel and Joint Secretary, with respect to all matters of English law.

EXPERTS

        The financial statements incorporated in this Prospectus by reference to the Annual Reports of Unilever N.V. and Unilever PLC on Form 20-F for the year ended December 31, 1999 have been incorporated herein in reliance on the reports of PricewaterhouseCoopers N.V., Registeraccountants, and PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, given on the authority of said firms as experts in accounting and auditing.

        The financial statements of Unilever United States, Inc. (Holding Company) as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999, included in this Registration Statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

        The financial statements of Bestfoods as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999 incorporated in this Prospectus by reference to Bestfoods 1999 Annual Report filed as Exhibit 13 to Bestfoods Annual Report on Form 10-K for 1999 have been so incorporated in reliance on the report of KPMG LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

$1,000,000,000

Unilever Capital Corporation

5.90% Senior Notes due 2032

Payment of Principal, Premium, if any, and Interest
Guaranteed Jointly and Severally by

Unilever N.V.,
Unilever PLC and
Unilever United States, Inc.

P R O S P E C T U S   S U P P L E M E N T

November 4, 2002

JPMorgan
Salomon Smith Barney

ABN AMRO Incorporated
BNP PARIBAS
Deutsche Bank Securities
Goldman, Sachs & Co.
HSBC
Mizuho International plc
Morgan Stanley
UBS Warburg

QuickLinks

ABOUT THIS PROSPECTUS SUPPLEMENT
WHERE YOU CAN FIND MORE INFORMATION ABOUT US
EXCHANGE RATES
FORWARD-LOOKING AND CAUTIONARY STATEMENTS
UNILEVER GROUP Unilever N.V. and Unilever PLC
Unilever Capital Corporation
Unilever United States, Inc.
USE OF PROCEEDS
CAPITALIZATION
SELECTED HISTORICAL FINANCIAL INFORMATION
DESCRIPTION OF THE NOTES
Brief Description of the Notes
Principal, Maturity and Interest
Further Issues
Redemption
Notes in Global Form
Paying Agent
Notices
Replacement Securities
Payment of Additional Amounts
TAXATION
Taxation in the United States
Possible European Union Requirements
UNDERWRITING
LEGAL MATTERS
GENERAL INFORMATION
Listing
Material Change
Litigation
Authorization
Identification Numbers
PRINCIPAL OFFICE OF UNILEVER CAPITAL CORPORATION
PRINCIPAL OFFICES OF THE GUARANTORS
TRUSTEE, PRINCIPAL PAYING AGENT AND PRINCIPAL REGISTRAR

ENFORCEMENT OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS
WHERE YOU CAN FIND MORE INFORMATION ABOUT US
FORWARD-LOOKING AND CAUTIONARY STATEMENTS
UNILEVER GROUP UNILEVER N.V. AND UNILEVER PLC
UNILEVER CAPITAL CORPORATION
UNILEVER UNITED STATES, INC.
RATIOS OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
DESCRIPTION OF DEBT SECURITIES AND GUARANTEES
TAXATION
DESCRIPTION OF UNILEVER N.V. SHARE CAPITAL
UNITY OF UNILEVER N.V. AND UNILEVER PLC
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS